Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

NOTICE OF 2016 ANNUAL GENERAL MEETING

Notice is hereby given that the 2016 Annual General Meeting of the shareholders of Benitec Biopharma Limited (“the Company” or "Benitec") will be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street Sydney on 14 December 2016 at 10.00am AEDST.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

AGENDA

2016 ANNUAL FINANCIAL STATEMENTS

To lay before the Meeting and consider the Annual Financial Statements of the Company for the financial year ended 30 June 2016 together with the declaration of the Directors, the Directors’ Report, the Remuneration Report and the Auditor’s Report.

RESOLUTION 1: NON-BINDING RESOLUTION – REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included within the Directors’ Report, for the year ended 30 June 2016.”

Voting Prohibition Statement:

In accordance with the Corporations Act 2001 (Cth), a person must not vote on this Resolution if they are, and the Company will disregard any votes cast on this Resolution in any capacity by or on behalf of, a member of the Company’s Key Management Personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”). However, the person may vote and the Company need not disregard a vote if:

•	it is cast by the person as a proxy appointed in writing that specifies the way the proxy is to vote on the Resolution; and
•	it is not cast on behalf of a Restricted Voter.

The Chair of the Meeting may cast votes on the Resolution as a proxy, other than on behalf of a Restricted Voter, where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify the way the proxy is to vote on the Resolution but expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel.

PROPOSED RESOLUTIONS – ORDINARY BUSINESS

RESOLUTION 2: RE-ELECTION OF DIRECTOR – DR JOHN CHIPLIN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Dr John Chiplin, a Director who retires by rotation in accordance with the Constitution of the Company, being eligible, is re-elected as a Director of the Company".

RESOLUTION 3: ELECTION OF DIRECTOR – MS MEGAN BOSTON

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Ms. Megan Boston who was appointed by the Directors since the last Annual General Meeting, retires in accordance with the Company's Constitution and, being eligible for re-election, be re-elected as a director of the Company.”

RESOLUTION 4: SPECIAL RESOLUTION - APPROVAL OF 10% PLACEMENT CAPACITY

To consider, and if thought fit, pass with or without amendment the following resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 as described in the Explanatory Memorandum which accompanied and forms part of this Notice of Annual General Meeting.”

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by:

•	persons who may participate in the proposed issue and persons who might obtain a benefit except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed; and
•	an associate of those persons.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROPOSED RESOLUTIONS – SPECIAL BUSINESS

RESOLUTION 5: RATIFICATION OF PRIOR ISSUE OF SHARES TO NANT CAPITAL, LLC

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the issue of 29,305,819 fully paid ordinary shares in the Company to Nant Capital, LLC on the basis set out in the Explanatory Statement is approved.”

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by any person who participated in the above issue and any associate of that person.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 6: APPROVAL OF NEW ISSUE OF SHARES TO NANT CAPITAL, LLC

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of section 611, item 7, of the Corporations Act 2001 (Cth) and for all other purposes, the issue of up to 29,305,819 fully paid ordinary shares in the Company to Nant Capital, LLC on the basis set out in the Explanatory Statement is approved.”

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by Nant Capital, LLC and any associate of that person.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 7: ELECTION OF DIRECTOR – DR JEREL BANKS

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Dr. Jerel Banks who was appointed by the Directors since the last Annual General Meeting, retires in accordance with the Company's Constitution and, being eligible for re-election, be re-elected as a director of the Company.”

RESOLUTION 8: APPROVAL OF NEW ISSUE OF SHARES TO SOPHISTICATED AND INSTITUTIONAL INVESTORS

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, the proposed issue of up to 60 million fully paid ordinary shares in the Company on the basis set out in the Explanatory Statement is approved.”

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by:

•	a person who may participate in the proposed issue and a person who might obtain a benefit, except benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and
•	any associate of that person.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Greg West

Chief Executive Officer

Dated: 7 November 2016

The accompanying Proxy Instructions and Explanatory Memorandum form part of this Notice of Meeting.

PROXY & VOTING INSTRUCTIONS

Voting entitlements

The Board has determined, in accordance with the Company’s Constitution and the Corporations Act 2001 (Cth) that a shareholder’s voting entitlement at the Meeting will be taken to be the entitlement of that person shown in the register of members as at 7:00pm AEDST on 12 December 2016.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to a vote for any options held.

Proxy Instructions

A member entitled to vote has a right to appoint a proxy. If a member is entitled to cast two or more votes they may appoint one or two proxies and specify the percentage of votes each proxy is entitled to exercise. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded. The proxy may, but need not, be a member of the Company.

The Proxy Form (and the power of attorney or other authority, if any, under which the proxy form is signed) must be deposited at the share registry of the Company, Computershare Investor Services Pty Ltd located at Yarra Falls, 452 Johnson Street, Abbotsford, Victoria 3067 or posted to GPO Box 242, Melbourne, Victoria 3001, or by facsimile to Computershare on 1800 783 447 (within Australia) or (03) 9473 2555 (outside Australia), to arrive not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposed to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation. If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman intends to vote any undirected proxy in favour of all resolutions

If you appoint the Chairman as your proxy, or the Chairman is appointed your proxy by default, you will be taken to authorise the Chairman to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Proxies that are undirected on Resolution 1

If you appoint a director of the Company other than the Chairman, any other Key Management Personnel or any of their closely related parties, he or she proxy cannot vote on Resolution 1 unless you direct him or her how to vote on the resolution. The Remuneration Report identifies Key Management Personnel for the year ending 30 June 2016. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependants and companies they control.

If you are eligible to vote on Resolution 1 and chose to appoint a proxy, you are encouraged to direct your proxy how to vote on the Resolutions by marking either "For", "Against" or "Abstain" on the proxy form for the Resolution if you want your shares to be voted on the Resolution.

Corporate Representatives

Any corporation which is a member of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting or appoint an attorney. Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Special Resolution

Resolution 4 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members of Benitec Biopharma Limited [ABN 64 068 943 662] (the "Company" or "Benitec") in connection with the business to be conducted at the Annual General Meeting of Shareholders of the Company to be held at Level 17, 383 Kent Street Sydney AEDST on 14 December 2016.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

OVERVIEW OF BUSINESS OF THE MEETING

This meeting will deal with the usual items of business for an Annual General Meeting - these are referred to below as the "Ordinary Business".

In addition, the meeting will consider a number of items of "Special Business". These relate to a strategic investment and relationship with NantVentures (including Nant Capital, LLC and NantWorks). The key features of the relationship and associated capital raisings for which approval will be sought at this meeting are:

•	ratification of an initial first tranche placement of shares to Nant Capital, LLC which has taken its interest in the Company to 16.67%;

•	approval of a potential second tranche placement of shares to Nant Capital, LLC which could take its interest in the Company to a maximum of 28.57%. Completion obligations in relation the second tranche are conditional on executing a formal collaboration agreement, although it may complete (in whole or in part) regardless of this;

•	election of a director nominated by Nant Capital, LLC to the Board; and

•	approval of a broader placement to institutional and sophisticated investors, which may include Nant Capital LLC.

In connection with the approval of the second tranche placement to Nant Capital, LLC the Company commissioned an independent expert's report from BDO Corporate Finance (QLD) Ltd. This report is included with these meeting materials as Annexure B and you should consider it carefully in deciding how to vote.

The independent expert concluded that the proposed second tranche placement to Nant Capital, LLC is not fair but reasonable to shareholders of the Company other than Nant Capital, LLC and its associates.

ORDINARY BUSINESS

2016 Annual Financial Statements

Section 317 of the Corporations Act 2001 (Cth) requires each of the Annual Financial Report (which includes the Annual Financial Statements and Director’s Declaration), the Director’s Report, Remuneration Report and the Auditor’s Report for the last financial year to be laid before the Annual General Meeting. The Company’s Constitution also provides for these reports to be received and considered at that meeting. There is no requirement for these reports to be formally approved by shareholders.

Shareholders attending the Annual General Meeting will have the opportunity to put questions to the Board and make comments on matters contained in that Annual Financial Report and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s Annual Financial Statements.

The reports referred to in the Notice of Annual General Meeting are included in the 2016 Annual Financial Report, which at their election, has been made available to all shareholders on-line or by post. If you have not elected to receive a hard copy of the Company’s 2016 Annual Financial Report and wish to access it online, it is available at the Company’s website www.benitec.com under the heading “Investors”.

No resolution is required to be moved in respect of this item.

Resolution 1: Non-binding Resolution – Remuneration Report

The Company is required by section 250R(2) of the Corporations Act 2001 (Cth), to propose a resolution that the Remuneration Report of Benitec Biopharma Limited be adopted. The Remuneration Report is contained within the Directors' Report in the 2016 Annual Financial Report and sets out the Company’s remuneration arrangements for directors.

Shareholders attending the 2016 Annual General Meeting (“2016 AGM”) will have the opportunity to discuss and put questions in respect of the Remuneration Report, and shareholders will be asked to vote on a non-binding resolution to adopt the Remuneration Report.

This resolution is advisory only and does not bind the Company or its directors. The Board will consider the outcome of the vote and comments made by shareholders on the Remuneration Report at the 2016 AGM when reviewing the Company's remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (treating the 2016 AGM as the first such meeting), shareholders will be required to vote at the second of those annual general meetings on a resolution (a "spill resolution") that another meeting be held within 90 days at which all of the Company's directors (other than the Managing Director and CEO) must be put up for re-election. At the 2015 Annual General Meeting greater than 75% of the votes cast on the adoption of the Remuneration Report contained in the Company's 2015 Annual Financial Statements was in favour of its adoption and therefore on this occasion a spill resolution will not be required in the event that 25% or more of votes that are cast are against the adoption of the 2016 Remuneration Report.

A person must not vote (unless as a proxy of a person permitted to vote, as provided for in this paragraph) if they are a member of the Company’s Key Management Personnel. Any undirected proxies held by directors (other than the Chairman of the Meeting) or other Key Management Personnel or any of their closely related parties must not be voted on this Resolution. Undirected proxies held by the Chairman of the Meeting will be voted in accordance with the authorisation in the Proxy Form (in which case the Chairman of the Meeting will vote undirected proxies in favour of the Resolution). 'Closely related parties' are defined by the Corporations Act 2001 (Cth), and include specified family members, dependants and companies they control.

If you are eligible to vote on this Resolution and chose to appoint a proxy, you are encouraged to direct your proxy how to vote on this Resolution by marking either "For", "Against" or "Abstain" on the proxy form for this Resolution if you want your shares to be voted on that item of business.

Resolution 2: Re-election of Director – Dr John Chiplin

Article 20.1(a)(i) of the Constitution of the Company requires that at each Annual General Meeting the number of directors which does not exceed one third of the directors automatically retire from office and are eligible for re-appointment. Article 20.1(d) provides that the directors who retire by reason of this rule are those who have been in office the longest since last being re-elected. Dr John Chiplin will retire by rotation at this meeting, is eligible for re-election and is seeking re-election as a director at this meeting.

Dr John Chiplin was appointed Non-Executive Director on 26 November 2010

Dr Chiplin is a founder of and has served as a Managing Director of investment company, Newstar Ventures Ltd., since 1998. More recently, he has served as a director of Medistem, Inc. through its acquisition by Intrexon Corporation in 2014, as founding Chief Executive Officer of Arana Therapeutics Limited from 2006 through its acquisition by Cephalon, Inc. in 2009, as director of Domantis Ltd through its acquisition by GlaxoSmithKline plc in 2006, and as Managing Director of ITI Life Sciences Fund from 2003 to 2005. He currently serves on the board of directors of Adalta Pty Ltd, Batu Biologics Inc., Cynata Therapeutics Limited (CYP.AX), Prophecy Inc., ScienceMedia Inc., Scancell Holdings plc (SCLP.L, Executive Chairman), Sienna Cancer Diagnostics and The Coma Research Institute. John’s Pharmacy and PhD degrees are from the University of Nottingham, Nottingham, United Kingdom.

Resolution 3: Election of Director – Ms Megan Boston

Ms. Boston who was appointed by the directors of the Company since the 2015 AGM, retires in accordance with the Constitution of the Company and being eligible, offers herself for re-election as a director of the Company.

Ms Megan Boston is formerly the Managing Director of Omni Market Tide, a listed technology company specialising in shareholder communications, investor relations and voting. Megan holds a Bachelor of Commerce and is a Chartered Accountant with over 10 years’ experience as a non-executive Director across a range of industries. She has chaired company boards as well as board sub-committees particularly in the area of finance and risk management. Megan has completed the Company Directors Course Diploma run by the Australian Institute of Company Directors. Previously, Megan held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers.

Resolution 4: Approval of 10% Placement Capacity

Under ASX Listing Rule 7.1A certain companies may seek shareholder approval by special resolution passed at an annual general meeting to have the additional capacity to issue equity securities in the same class as already listed securities which do not exceed 10% of the existing ordinary share capital without further shareholder approval.

Approval under this Resolution is sought for the Company to issue ordinary shares under ASX Listing Rule 7.1A.

If this Resolution is approved the Company may make an issue of ordinary shares under ASX Listing Rule 7.1A at any time (either on a single date or progressively) up until the earlier of:

•	the date which is 12 months after the date of this Annual General Meeting; or

•	the date on which shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of the Company’s activities) or ASX Listing Rule 11.2 (disposal of the Company’s main undertaking)

after either of which dates an approval under ASX Listing Rule 7.1A ceases to be valid.

Accordingly, the approval given if this Resolution is passed will cease to be valid on the earlier of 14 December 2017 (being the date 12 months after the date of this 2016 AGM) or the date on which holders of the Company’s ordinary securities approve a transaction under ASX Listing Rules 11.1.2 or 11.2.

At the date of this Explanatory Memorandum, the Company is an ‘eligible entity’, and therefore able to seek approval under ASX Listing Rule 7.1A, as it is not included in the S&P/ASX300 and has a market capitalisation less than the amount prescribed by ASX (currently $300 million). If at the time of this Annual General Meeting the Company is no longer an eligible entity, this Resolution will be withdrawn.

Any securities under ASX Listing Rule 7.1A issued must be in the same class as an existing class of quoted equity securities. The Company currently has one issue on class of equity securities - being 175,834,915 fully paid ordinary shares.

The exact maximum number of ordinary shares which may be issued in the capital of the Company under the approval sought by this Resolution will be determined in accordance with the following formula prescribed in ASX Listing Rule 7.1A.2:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of issue or agreement to issue:

(i)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(ii)	plus the number of partly paid shares that became fully paid in the 12 months;

(iii)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rule 7.1 and 7.4 (this does not include an issue of fully paid ordinary shares under the entity’s 15% placement capacity without shareholder approval);

(iv)	less the number of fully paid shares cancelled in the 12 months;

D	is 10%; and

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rule 7.1 or 7.4.

The ability of the Company to make an issue under ASX Listing Rule 7.1A is in addition to its 15% placement capacity under ASX Listing Rule 7.1. The effect of this Resolution will be to allow the Company to issue ordinary shares under ASX Listing Rule 7.1A without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

As at the date of this Explanatory Memorandum, the Company has 175,834,915 ordinary shares on issue and has capacity to issue:

•	nil equity securities under ASX Listing Rule 7.1 (ie. 15%); and

•	subject to shareholder approval being sought under this Resolution, 17,583,491 ordinary shares under ASX Listing Rule 7.1A (ie. 10%).

The actual number of shares which may be issued under ASX Listing Rule 7.1A (and ASX Listing Rule 7.1) will be a function of the number of shares on issue at the time an issue is proposed as calculated per the formula set out above, and will depend on whether past issues of shares are ratified by passing Resolution 5.

The issue price of the ordinary shares issued under ASX Listing Rule 7.1A will be determined at the time of issue. The minimum price at which the ordinary shares the subject of this Resolution will be issued is 75% of the volume weighted average sale price (“VWAP”) of the Company’s ordinary shares over the 15 days on which trades in that class were recorded immediately before either:

•	the date on which the price at which the securities are to be issued is agreed; or

•	if the securities are not issued within five ASX trading days of the date in paragraph (a) the date on which the securities are issued.

If this Resolution is approved, and the Company issues ordinary shares under ASX Listing Rule 7.1A, the existing shareholders’ voting power in the Company will be diluted. There is a risk that:

•	the market price for the Company’s ordinary shares may be significantly lower on the issue date than on the date of the approval of this Resolution; and

•	the ordinary shares issued under ASX Listing Rule 7.1A may be issued at a price that is at a discount (as described above) to market price for the Company’s ordinary shares on the issue date,

which may have an effect on the amount of funds raised by the issue.

The table set out below shows the dilution of existing shareholders on the basis of:

•	The current market price of the Company’s ordinary shares and the current number of ordinary securities as at the date of this Explanatory Memorandum.

•	Two examples where the number of ordinary shares on issue (“A” in the formula set out above) has increased by 73,264,548 shares (i.e. 50%) and 100% (i.e. doubled). The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, pro-rata entitlements issues) or as a result of future placements under ASX Listing Rule 7.1 that are approved by shareholders.

•	Two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the market price as at the date of this Explanatory Memorandum.

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s shares may be significantly lower on the issue date than on the date of the Meeting; and

(ii)	the shares may be issued at a price that is at a discount to the market price for those shares on the date of issue.

			Dilution
			Issue price 9.5 cents ($0.0475) (50% decrease)**	Issue Price 9.5 cents ($0.095)**	Issue price 19.0 cents $0.19 (100% increase) **
Variable “A” ASX Listing Rule 7.1A.2	“A” is the current number of shares on issue of 146,529,096 shares	Shares issued - 10% voting dilution	14,652,910	14,652,910	14,652,910
		Funds raised	$696,013	$1,392,026	$2,784,053

	“A” is a 50% increase (73,264,548 shares) in current shares on issue to a total of 219,793,644 shares on issue *	Shares issued - 10% voting dilution	21,979,364	21,979,364	21,979,364
		Funds raised	$1,044,020	$2,088,040	$4,176,079

	“A” is a 100% increase (146,529,096 shares) in current shares on issue to a total of 293,058,192 shares on issue *	10% voting dilution	29,305,819	29,305,819	29,305,819
		Funds raised	$1,392,060	$2,784,053	$5,568,106

Notes:

(i)	The table assumes that:

a.	the Company issues the maximum number of ordinary shares available under ASX Listing Rule 7.1A;

b.	the Company has not issued any equity securities in the prior 12 months that were not issued under an exception in ASX Listing Rule 7.2, with approval under ASX Listing Rules 7.1 or 7.1A, or with subsequent approval under ASX Listing Rule 7.4;

c.	no options are exercised resulting in ordinary shares being issued before the date of the issue of ordinary shares under ASX Listing Rule 7.1A.

(ii)	The table does not show an example of dilution that may be caused to a particular shareholder by reason of issues of ordinary shares under ASX Listing Rule 7.1A based on that shareholder’s holding at the date of this Explanatory Memorandum. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.

(iii)	The table shows the effect of an issue of ordinary shares under ASX Listing Rule 7.1A, not under the Company’s 15% placement capacity under ASX Listing Rule 7.1.

*           Any issue of ordinary shares is required to be made in accordance with the ASX Listing Rules. Any issue made other than under the Company 15% capacity (ASX Listing Rule 7.1) or the Company’s additional 10% capacity (Listing Rule 7.1A) and not otherwise made under an exception in ASX Listing Rule 7.2 (for example, a pro-rata rights issue) would require shareholder approval.

**         Based on closing price of the Company’s shares on ASX on 22nd September 2016

If this Resolution is approved the Company will have the ability to issue in the 12 months from the date of this 2016 AGM up to 10% of its issued capital without further shareholder approval and therefore allow it to take advantage of opportunities to obtain further funds if required and available in the future.

As at the date of this Explanatory Memorandum, the Company has not formed an intention to offer any ordinary shares under ASX Listing Rule 7.1A to any particular person or at any particular time. The total amount that may be raised by the issue of equity securities under ASX Listing Rule 7.1A will depend on the issue price of the ordinary shares which will be determined at the time of issue. In some circumstances the Company may issue ordinary shares under ASX Listing Rule 7.1A for non-cash consideration (for example, in lieu of cash payments to consultants, suppliers or vendors). While the Company has not formed an intention to offer any ordinary shares under ASX Listing Rule 7.1A, some of the purposes for which the Company may issue ordinary shares under ASX Listing Rule 7.1A include (but are not limited to):

•	Raising funds to be applied to the Company’s working capital requirements and develop the Company’s existing projects.

•	Acquiring assets. In these circumstances the issue of the ordinary shares may be made in substitution for the Company making cash payment for the assets. If the Company elects to issue the ordinary shares for the purpose of acquiring assets then the Company will release to the market a valuation of the assets prior to issuing the shares.

•	Paying suppliers or consultants of the Company.

Details regarding the purposes for which any particular issue under ASX Listing Rule 7.1A is made will be more fully detailed in an announcement to the ASX made pursuant to ASX Listing Rule 7.1A.4 and ASX Listing Rule 3.10.5A at the time the issue is made.

The allottees of equity securities to be issued under the 10% placement capacity have not yet been determined. However, the allottees of equity securities could consist of current Shareholders or new investors (or both). No securities will be offered to related parties or associates of related parties of the Company.

The Company will determine the allottees at the time of the issue under the 10% placement capacity, having regard to the following factors:

(i)	the purpose of the issue;

(ii)	the capital raising and acquisition opportunities available to the Company;

(iii)	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

(iv)	the effect of the issue of the equity securities on the control of the Company;

(v)	the Company’s circumstances, including, but not limited to, its financial position solvency, and likely future capital requirements;

(vi)	prevailing market conditions; and

(vii)	advice from corporate, financial and broking advisers (if applicable).

The Company previously obtained approval from Shareholders pursuant to ASX Listing Rule 7.1A at the annual general meeting (“2015 AGM”) held on 12 November 2015 (the “Previous Approval”).

The Company has issued equity securities pursuant to the Previous Approval in relation to a portion of the First Tranche share issue to Nant Capital, LLC (see the explanatory material in relation to Resolutions 5 and 6 below for more detail).

The First Tranche share issue involved the issue of a total of 29,305,819 fully paid ordinary shares. Of these, 19,779,364 shares were issued using the Company's remaining placement capacity under ASX Listing Rule 7.1 The balance of 9,526,455 shares were issued using part of the Company's placement capacity under the Previous Approval. The issue price for all of these First Tranche shares was A$$0.0895 per share, which was the 7 trading day VWAP prior to the date of issue of the shares on 24 October 2016. The First Tranche shares represented 16.22% of the total number of equity securities on issue in the Company on 12 November 2015, which was a total of 180,695,299 shares, options and warrants (including options and warrants which expired or were exercised after that date).

The Company has not yet used the funds raised from the First Tranche share issue. It is intended that the funds be used for the purpose of the proposed scientific collaboration with NantWorks (an affiliate of Nant Capital, LLC) in clinical programs and for Benitec's existing programs.

During the 12 month period preceding the date of the proposed Meeting, being up to [14 December ] 2016, the Company also issued 2,200,000 unlisted director and officer incentive options to Greg West (CEO) which in total represents approximately 1.2% of the total number of equity securities on issue in the Company on 12 November 2015, which was a total of 180,695,299 shares, options and warrants (including options and warrants which expired or were exercised after that date).

Further details of the issues of equity securities by the Company under the Previous Approvals and other issues of equity securities during the 12 month period preceding the date of the Meeting are set out in Annexure A.

If the Company issues equity securities pursuant to the ASX Listing Rule 7.1A 10% placement capacity, it will give ASX:

(i)	a list of the recipients of the equity securities and the number of equity securities issued to each (not for release to the market), in accordance with ASX Listing Rule 7.1A.4; and

(ii)	the information required by ASX Listing Rule 3.10.5A for release to the market.

This Resolution is a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

The Directors of the Company believe that this Resolution is in the best interests of the Company and unanimously recommend that shareholders vote in favour of this Resolution.

A voting exclusion statement is set out in the Notice of Meeting. As at the date of this Notice, the Company has not invited person to participate in an issue of equity securities under ASX Listing Rule 7.1A. Therefore, unless an invitation is made to an existing Shareholder prior to the meeting (and noting there is no present intention to do so) no existing Shareholders will be excluded from voting on the Resolution.

SPECIAL BUSINESS

Resolutions 5 and 6: Equity investment by Nant Capital, LLC

As announced to ASX on 24 October 2016, Benitec has commenced a strategic engagement with NantVentures. NantVentures was founded by Dr. Patrick Soon-Shiong and serves as the private investment arm of NantWorks, LLC and California Capital Equity, LLC.

Benitec and NantVentures, with support from NantWorks, are planning an oncology-focused research and development collaboration in which Benitec would lead clinical development and preclinical evaluation of several assets.

The strategic engagement included an immediate placement to Nant Capital, LLC, an investment entity associated with NantVentures, of 29,305,819 fully paid ordinary shares in the Company which raised approximately A$2.6m, representing 19.99% of its existing issued capital for a post-issue holding of 16.67%. The shares were priced at a 7 trading day VWAP up to the trading day prior to the execution of a Share Subscription Agreement – being $0.0895 per share. Approval will be sought at this Annual General Meeting for the issue of up to an additional 29,305,819 fully paid ordinary shares which, should the issue proceed in respect of the maximum number of shares, would result in Nant Capital, LLC holding approximately 28.57% of the issued capital of Benitec (subject to any other shares being issued by Benitec).

It is intended that the capital raised will be used for the purpose of the proposed scientific collaboration between Benitec and NantWorks in clinical programs and for Benitec’s existing programs.

Benitec and NantVentures, through NantWorks and its affiliates, plan to enter into an oncology-focused research and development collaboration agreement in which Benitec would lead clinical development. If it proceeds, it is intended that the collaboration would involve a DNA construct that produces antisense RNA (the clinical asset) sublicensed from NantWorks for the treatment of squamous cell carcinoma associated with head and neck cancer (SCCHN) and the initiation of a ddRNAi program that represents a second generation therapeutic for the treatment of SCCHN. The clinical asset is directed against the validated therapeutic target epidermal growth factor receptor (EGFR) which is upregulated in a number of human cancers including SCCHN.

If it proceeds, Benitec would sublicense the clinical asset from NantWorks to complete a follow-on clinical trial. This trial may encompass a Phase II/III study in which the clinical asset would be coupled with Erbitux for treating patients. The ddRNAi program will be a second generation therapeutic for the treatment of SCCHN. The ability to use ddRNAi may provide the ability to target patients with the vIII variant of EGFR, which can comprise up to 40% of the patients with malignant lesions. Benitec has modelled entry into the clinic for a Phase I/IIa study at the end of CY 4Q 2018, assuming a CY 1Q 2017 start date. Benitec would be the sponsor on record.

Benitec will work with scientists, clinicians and consultants at NantWorks and its affiliates to finalize a research and development plan and budget with a targeted date for execution of an associated collaboration agreement of 30 December 2016. Benitec intends to fund the development plan in large part from equity issuances to Nant Capital, LLC and potentially other investors, for which approvals are sought in Resolutions 6 and 8 respectively.

The proposed scientific collaboration with NantWorks and its affiliates is subject to the execution of a definitive agreement (Collaboration Agreement). There can be no assurance that a Collaboration Agreement will be entered into or as to the terms of any such agreement.

Details of the two tranche equity investment

The equity investment by Nant Capital, LLC is intended to be completed in two equal tranches.

A first tranche of 29,305,819 shares (First Tranche) at an issue price of A$0.0895 per share was completed on 24 October 2016. The First Tranche represented 19.99% of the pre-issue issued capital of the Company, and was undertaken within the Company's allowable placement capacity under ASX Listing Rules 7.1 and 7.1A without the need for shareholder approval. The First Tranche shares currently represent approximately 16.67% of the Company's post-issue issued capital.

A second tranche of up to an additional 29,305,819 shares (Second Tranche). The Second Tranche would also represent 19.99% of the issued capital of the Company prior to the issue of the First Tranche, but is conditional upon receiving shareholder approval. The Second Tranche shares will, if issued, represent 14.28% of the Company's issued capital post the issue of the First Tranche shares, and together with the First Tranche will give Nant Capital, LLC a total holding of up to 28.57% in the Company. These percentages do not account for the possible issue of additional shares under the proposed placement to a number of institutional and sophisticated investors (Broader Placement) referred to in Resolution 8, which would (if completed) dilute the percentage holding of Nant Capital, LLC.

The Second Tranche can be completed in one of two ways, depending if the Collaboration Agreement is signed prior to 20 February 2017. If the Collaboration Agreement is finalised, it will include an agreed budgeted amount for funding the clinical and preclinical studies (Scientific Collaboration Cost).

If the Collaboration Agreement is signed, then:

•	if the Company conducts the Broader Placement, either Benitec or Nant Capital, LLC may require Nant Capital, LLC to participate in the Broader Placement at the same issue price as the other investors, being a minimum of 80% of the market price of the Company's shares at the time of issue (calculated on a 5 trading day VWAP basis on ASX), or

•	if the Company does not conduct the Broader Placement by 20 February 2017 (or if neither party required that Nant Capital, LLC participate in the Broader Placement), then the Company may by 27 February 2017 require Nant Capital, LLC to complete an individual placement of the Second Tranche shares. In this case, the issue price of the Second Tranche shares will be equal to the VWAP of the Company's shares on ASX for the 7 trading days immediately prior to the Company giving the notice to Nant Capital, LLC requiring Nant Capital, LLC to complete an individual placement.

Under either scenario, if the total subscription price that would be paid by Nant Capital, LLC for all 29,305,819 Second Tranche shares would exceed the Scientific Collaboration Cost, then the obligation of Nant Capital, LLC to subscribe for Second Tranche shares will be capped at a number of shares that would deliver that amount at the applicable share issue price. However, Nant Capital, LLC may, at its option, subscribe for more Second Tranche shares up to the full 29,305,819 shares. In no circumstance can Nant Capital, LLC subscribe for more than the maximum 29,305,819 Second Tranche shares, even if the total issue price would not meet the Scientific Collaboration Cost.

If the Collaboration Agreement is not signed by 20 February 2017, then:

•	if the Company conducts the Broader Placement, Nant Capital, LLC may at its option elect to participate in the Broader Placement for some or all of the maximum 29,305,819 Second Tranche shares at the same issue price as the other investors, being a minimum of 80% of the market price of the Company's shares at the time of issue (calculated on a 5 trading day VWAP basis on ASX), or

•	if the Company does not conduct the Broader Placement by 20 February 2017, then the Company may invite Nant Capital, LLC to subscribe in an individual placement for up to the 29,305,819 Second Tranche shares. However, Nant Capital, LLC is not obliged to subscribe, and may at its option elect to subscribe for some or all of those shares. In that case, the issue price will be the VWAP of the Company's shares on ASX for the 7 trading days immediately prior to the Company giving the notice to Nant Capital, LLC inviting Nant Capital, LLC to subscribe in an individual placement.

Use of funds raised

The funds raised by the placement are intended to be used by the Company for the purpose of the proposed scientific collaboration with NantWorks in clinical programs and for Benitec's existing programs (including possible early stage clinical studies and for the extension of Benetic’s technology platform).

Overview of the need for shareholder approval

Shareholder approval is being sought for two purposes:

•	to ratify the issue of the First Tranche for the purposes of ASX Listing Rule 7.4, so that these shares will not reduce the Company's ability to issue further shares under ASX Listing Rules 7.1 and 7.1A in the future; and

•	to approve the issue of the Second Tranche for the purposes of section 611 item 7 of the Corporations Act. This approval is necessary because the issue of the Second Tranche will cause Nant Capital, LLC's holding to exceed 20%. If approval is obtained for this purpose, then the Second Tranche share issue will also not reduce the Company's ability to issue further shares under ASX Listing Rules 7.1 and 7.1A in the future.

For the purpose of the section 611 item 7 approval, the Company commissioned an Independent Expert's Report (IER) from BDO Corporate Finance (QLD) Ltd. A copy of the IER is attached as Annexure B. You should read the IER in full before deciding how to vote.

The independent expert's conclusion is that the issue of the Second Tranche shares is not fair but reasonable to shareholders other than Nant Capital, LLC and its associates.

In reaching the conclusion that the issue of the Second Tranche shares is not fair but reasonable, the independent expert noted that:

•	both methods for setting the share price under the Proposed Placement have reference to market prices. Given that market prices are typically reflective of minority trading values, in its view there is limited opportunity for Nant to be paying a price inclusive of a control premium under the Proposed Placement. and

•	in its view it is not possible to complete a more definitive valuation analysis at the date of IER as the issue price for shares under the Second Tranche is not known.

However, as set out in section 2.2 of the IER, the advantages and disadvantages of the issue of the Second Tranche shares are as follows:

Advantages	Disadvantages

¡    The Proposed Placement* is the best proposal available at the current time to fund and progress the Company’s current programs in the short term. The Company advises that it has no superior alternative proposal and needs to secure additional capital in supporting further development of its ddRNAi technology;

¡    Nant as a cornerstone investor are expected to bring their industry experience and networks to the future developments of Benitec’s programs;

¡    The Proposed Placement* provides equity funding without the debt servicing implicit in hybrid or debt instruments;

¡    With Nant as a cornerstone investor, the Proposed Placement* may increase market awareness of Benitec within the US markets and provide access to further funding; and

¡    The Proposed Placement* will still allow Benitec’s shareholders to collectively retain control of the Company.

¡    The Proposed Placement* is not fair;

¡    The Proposed Placement* dilutes Benitec shareholders’ interests;

¡    The Proposed Placement* introduces the ability for Nant to block a special resolution; and

¡    The Proposed Placement* may potentially allow for a significant number of Benitec’s shares to be sold on the open market. This may place downward pressure on the share trading price of Benitec shares if the increased supply of Benitec shares sufficiently outweighs the demand for Benitec shares.

* The references in the above table to the Proposed Placement is a reference to the issue of the Second Tranche shares.

Further, the independent expert noted in section 2.2 of the IER that:

1.	in broad terms, the pricing mechanism for the issue of the Second Tranche shares has been designed such that the price that shares will be issued at is based on prevailing market prices at the relevant time; and

2.	if the issue of the Second Tranche shares is not approved then the potential position of Benitec shareholders may include the following:

¡	Benitec shareholders will continue to own 100% of the Company;

¡	Benitec will be required to seek other avenues to utilise its ddRNAi technology within the remaining patent life;

¡	Benitec will require alternative capital raisings to support the development of its in-house programs;

¡	Benitec will not be able to recover the costs incurred in relation to the Second Tranche; and

¡	the share price of Benitec may differ materially from the share price in the period following the announcement of the Second Tranche.

After considering the advantages, disadvantages and other considerations relevant to the issue of the Second Tranche shares, the independent expert concluded that, in its view and in the absence of any other information, the issue of the Second Tranche shares is not fair but reasonable.

Further details on these approvals are below.

Resolution 5 - ratification of First Tranche issue

ASX Listing Rule 7.1 provides that a listed company must not, without prior approval of its shareholders, issue securities if the number of securities issued, or when aggregated with the number of securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 provides that an issue of securities made by a listed company without the prior approval of its shareholders may be treated as having been made with shareholder approval if:

•	at the time the issue took place, it did not breach ASX Listing Rule 7.1; and

•	the shareholders of the company, in general meeting, subsequently ratify the issue of the shares.

Accordingly, as the issue to Nant Capital, LLC was made in accordance with ASX Listing Rule 7.1, Resolution 5 is proposed for the purpose of ratifying the issue of the 29,305,819 fully paid ordinary shares and thereby permitting the Company to issue Shares without the issue interfering with, or restricting, the ability of the Company to issue securities up to the 15% limit in any subsequent 12 month period.

Information required by ASX Listing Rule 7.5 is set out above, namely:

•	the number and issue price of the shares,

•	the terms of the securities (being fully paid ordinary shares),

•	the name of the person to whom the shares were issued, and

•	the intended use of the funds raised.

Resolution 6 - approval of Second Tranche issue

Resolution 6 is required because the Second Tranche, if issued, would result in Nant Capital, LLC and certain other parties detailed below acquiring voting power in the Company's shares of more than 20%.

Section 606(1) of the Corporations Act prohibits a person from acquiring shares in a company if, after that acquisition, that person or any other person would have a relevant interest or voting power in excess of 20% of the voting shares in that company unless an exception applies. An exception in item 7 of section 611 provides that section 606(1) of the Corporations Act does not prohibit an acquisition of a relevant interest in the voting shares of a company if the company has agreed to the acquisition by resolution passed at a general meeting, at which no votes are cast in relation to the resolution by the person to whom the shares are to be issued or by an associate of that person.

For the approval to be validly given, certain information must be provided to shareholders. This Explanatory Memorandum contains the necessary information about the proposed Second Tranche share issue, and Nant Capital, LLC has provided the information below about it and its associates, and its intentions. The Company does not take responsibility for the information provided by Nant Capital, LLC

In addition, the IER in Annexure B provides an opinion to shareholders regarding the proposed share issue. The independent expert has concluded that the issue of the Second Tranche shares is not fair but reasonable to shareholders other than Nant Captial, LLC and its associates.

If approval is given, it is intended that the Second Tranche share issue will complete within 3 months of the date of this meeting.

Effect of the Second Tranche share issue on Nant Capital, LLC voting power

The Company current has on issue 175,834,915 fully paid ordinary shares, and 36,366,203 options over unissued shares.

The effect on the voting power of Nant Capital, LLC and its associates listed below if the Second Tranche is issued is as follows, assuming none of the options are exercised. No options are held by Nant Capital, LLC or its associates, and accordingly an exercise of options would dilute the voting power of Nant Capital, LLC.

	Number of shares held by Nant Capital, LLC	Total Benitec shares on issue	Voting power (%)
Current position (First Tranche issued)	29,305,819	175,834,915	16.67%
After Second Tranche issue (if no other shares issued in Broader Placement)	58,611,638	205,140,734	28.57%
If Nant Capital, LLC acquires Second Tranche as part of full Broader Placement	58,611,638	235,834,915	24.85%
If Second Tranche issued, and full Broader Placement is issued to investors other than Nant Capital, LLC	58,611,638	265,140,734	22.11%

Information about Nant Capital, LLC and its associates

Nant Capital, LLC is a limited liability company organised under the laws of the State of Delaware. The sole member of Nant Capital, LLC is California Capital Equity, LLC, a limited liability company organised under the laws of the State of Delaware. Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, is the sole member of California Capital Equity, LLC. As California Capital Equity, LLC is the sole member of Nant Capital, LLC, it has control of Nant Capital, LLC. As Dr. Soon-Shiong is the sole member of California Capital Equity, LLC, he is therefore considered to control California Capital Equity, LLC and each entity directly or indirectly controlled by California Capital Equity, LLC (including Nant Capital, LLC.) Dr. Soon-Shiong is also the ultimate controller of various other entities in the NantWorks group, none of which are directly or indirectly involved in this investment or collaboration.

The principal business of both Nant Capital, LLC and California Capital Equity, LLC is investment. The ultimate controller of Nant Capital, LLC, Dr. Patrick Soon-Shiong, is the Founder and Chairman of NantVentures. NantVentures funds transformative ideas and technologies that enable enduring improvements in human life with a primary focus on healthcare, life sciences, medical diagnostics, mobile technology, semi-conductors, nano-optics, artificial intelligence, cloud computing, alternative energy and scientific innovations that are on the bleeding edge of biology, chemistry, and physics. Capital investments in private and public entities range from single digit to multimillion dollar commitments. Dr. Patrick Soon-Shiong is a physician, surgeon and scientist, who has pioneered novel therapies for both diabetes and cancer, published over 100 scientific papers, and has over 95 issued patents on groundbreaking advancements spanning myriad fields. From 1997 to 2010 Dr. Soon-Shiong has served as founder, Chairman and CEO of two global pharmaceutical companies, American Pharmaceutical Partners and Abraxis BioScience. Both were acquired for multi-billion dollars in 2008 and 2010, respectively. In 2011 he founded NantWorks, an ecosystem of companies to create a transformative global health information and next generation pharmaceutical development network, for the secure sharing of genetic and medical information - empowering doctors to treat patients with proven precision at the first point of care and, ultimately, improving the lives of individuals, everywhere.

Dr Jerel Banks, Nant Capital LLC’s nominated person on the Company's Board of directors, does not have a relevant interest in the shares held by Nant Capital, LLC and is not otherwise associated with Nant Capital LLC (other than through his role as Chief Investment Officer of NantVentures). Dr. Banks may be compensated by Nant Capital, LLC based on the performance on Benitec’s shares.

No other director of the Company is an associate of Nant Capital, LLC, nor holds a relevant interest in any shares in the Company in which Nant Capital, LLC has a relevant interest.

Intentions of Nant Capital, LLC if the Second Tranche is approved

The present intentions of Nant Capital, LLC regarding the future of the Company if shareholders approve the issue of the Second Tranche shares are, except as set out below or elsewhere this Explanatory Memorandum, not to:

•	make any material changes to the business of the Company;

•	inject further capital into the Company, except through possible subscription to a private placement associated with some proportion of the shares authorized for purchase in the Second Tranche;

•	make any material changes to the future employment of present employees of the Company;

•	transfer assets between the Company and it or its associates;

•	otherwise redeploy the fixed assets of the Company; or

•	significantly change the financial or dividend distribution policies of the Company.

Nant Capital, LLC does intend to support the election and re-election of a nominated person on the Board of the Company. At the present time, such person is Dr Jerel Banks (see Resolution 7).

Recommendation

The directors (other than Dr. Banks, who abstains by reason of his connection with Nant Capital, LLC) unanimously recommend that Shareholders vote in favour of Resolutions 5 and 6.

Resolution 7: Election of Director – Dr Jerel Banks

Dr. Banks is a director nominated by Nant Capital, LLC and was appointed by the directors of the Company since the 2015 AGM following completion of the first tranche placement to Nant Capital, LLC as described above. Dr Banks retires in accordance with the Constitution of the Company and being eligible, offers himself for re-election as a director of the Company.

Jerel A. Banks, M.D., Ph.D. has been a director since October 26, 2016.  Dr. Banks is the Chief Investment Officer of Nant Capital, LLC.  Prior to joining Nant Capital, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments from 2012 to 2015.  During his time as portfolio manager and research analyst the assets under management for the Franklin Biotechnology Discovery Fund reached $5 Billion (USD). Prior to his tenure at Franklin Templeton Investments, he worked as a biotechnology equity research analyst at Sectoral Asset Management from 2011-2012.  Sectoral Asset Management, a healthcare-focused global investment management company, managed a family of investment portfolios with total assets under management of $3 Billion (USD).  From 2008-2011, Jerel worked as a biotechnology equity research analyst at Apothecary Capital, the healthcare investment management team for the family investment office of the Bass Family of Fort Worth, Texas.  Jerel began his career in investment management as a healthcare equity research associate at Capital Research Company, and he was a member of the equity research team from 2006-2008.  Capital Research Company is the investment management company for the American Funds family of Mutual funds, and the assets under management exceed $1 Trillion (USD).  Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.

Resolution 8: Approval of Broader Placement to new institutional and sophisticated investors

The Company proposes undertaking a Broader Placement to a number of institutional and sophisticated investors, to be completed by 1 March 2017.

The Broader Placement will be for up to 60 million shares, which represents approximately 34% of the Company's current issued capital (taking account of the First Tranche shares having already been issued to Nant Capital, LLC).

The need for shareholder approval

ASX Listing Rule 7.1 provides that a listed company must not, without prior approval of its shareholders, issue securities if the number of securities issued, or when aggregated with the number of securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

The purpose of seeking shareholder approval of the issue of shares in this resolution is to ensure that the proposed issue of shares as described below does not reduce the Company's future placement capacity under the ASX Listing Rules.

ASX Listing Rule 7.3 requires the following information concerning the proposed issue.

Maximum number of shares to be issued

Up to 60,000,000 fully paid ordinary shares may be issued under the Broader Placement. If Nant Capital, LLC participates in the Broader Placement, then the number of Second Tranche shares which are allocated to Nant Capital, LLC will be included as part of the total 60,000,000 shares in the Broader Placement.

The issue price of the shares and the date of issue

The proposed issue price of the Broader Placement shares will be a minimum of 80% of the 5 trading day VWAP of the Company's shares on ASX up to the date of issue of the shares. The issue price may be higher than this minimum level.

The Broader Placement shares will be issued no later than 3 months after the date of the meeting. It is expected that all shares in the Broader Placement will be issued on or about the same date.

Identity of investors

The potential investors in the Broader Placement have not yet been identified by the Company. However, as noted above, it is possible the investors will include Nant Capital, LLC. The other potential investors are likely to be introduced to the Company by brokers or other intermediaries which the Company may engage for this purpose.

The new investors will not include any director of the Company, or any of their respective associates.

Terms of the securities

The placement shares to be issued will be fully paid ordinary shares which rank equally with all other existing ordinary shares from the date of issue.

Intended use of funds raised

The funds raised by the placement are intended to be used by the Company for the purpose of the proposed scientific collaboration with NantWorks in clinical programs, and for Benitec's existing programs (including possible early stage clinical studies and for the extension of Benetic’s technology platform).

Effect of Shareholder approval

If approved, this Resolution will result in the approval of the issue of a total of up to 60 million shares and will mean the shares issued are not counted towards the 15% limit under ASX Listing Rule 7.1. If the Second Tranche shares to be issued to Nant Capital, LLC are part of the Broader Placement, then the 60 million shares will include the 29,305,819 Second Tranche shares. However, if the Company gives notice to Nant Capital, LLC under the Share Subscription Agreement as described above then the 60 million Broader Placement shares will be in addition to the 29,305,819 Second Tranche shares.

Recommendation

The directors unanimously recommend that Shareholders vote in favour of Resolution 7.

ANNEXURE A

Resolution 4

Issues of equity securities by the Company under the Previous Approvals and other issues of equity securities during the 12 month period preceding the date of the Meeting (ASX Listing Rule 7.3A.6(b))

Issue date	Number	Details	Class and terms	Recipients	Issue price per share	Consideration	- Discount / + Premium*	% relative to Total Capital**
24 December 2015	6,720,000	Issued pursuant to the Company’s Director and Officer Option Plan	Unlisted options to acquire ordinary shares in the capital of the Company having an exercise price of $0.77 per share and an expiry date of 12 November 2020	Peter Francis 1.4 m Kevin Buchi 840,000 John Chiplin 840,000 Iain Ross 840,000 Peter French 2,8m	N/A	Nil	N/A	3.8%
24 December 2015	1,500,000	Issued to Maxim Group for part consideration for services rendered as lead manager for the Company’s NASDAQ listing	Unlisted options (that were converted into 75,000 listed NASDAQ Warrants) to acquire ordinary shares at US$0.275 with an expiry date of 21 August 2020 (being US$5.50 per NASDAQ BNTCW warrant representing 20 options for each warrant)	Maxim Group	N/A	$750 and services rendered	N/A	0.8%
10 August 2016	2,200,000	Issued pursuant to the Company’s Director and Officer Option Plan	Unlisted options to acquire fully paid shares At $0.1665 on or before 10 August 2021	Mr G West	N/A	Nil	N/A	1.2%
24 October 2016	29,305,819		Fully paid ordinary	Nant Capital, LLC	$0.0895 per share	Cash	The shares were priced at a 7 trading day VWAP up to the trading day prior to the issued date	16.22%

* To the trading price of fully paid ordinary shares at the time of issue.

** As at time of issue.

.

ANNEXURE B

Independent Expert's Report for Resolution 6

Benitec Biopharma Limited

Independent Expert’s Report

Table of Contents

1.0	INTRODUCTION	1

2.0	SUMMARY OF OPINION	2
2.1	Fairness of the Proposed Placement	2
2.2	Reasonableness of the Proposed Placement	2
2.3	Expert’s Opinion on the Proposed Placement	3
2.4	Other Considerations for Benitec Shareholders	3

3.0	THE PROPOSED PLACEMENT	4
3.1	Description of the Proposed Placement	4
3.2	Description of the Key Parties Involved in the Proposed Placement	5
3.3	Strategic Rationale for the Proposed Placement	5
3.4	Effect on Ownership Interests	6

4.0	SCOPE OF REPORT AND METHODOLOGY FOR ASSESSMENT	7
4.1	Scope of Report	7
4.2	Requirements of the Corporations Act and Regulations	7
4.3	Requirements of the ASX Listing Rules	8
4.4	Methodology for Assessment	8

5.0	BACKGROUND OF BENITEC	10
5.1	Company Overview	10
5.2	Technology Overview	10
5.3	Equity Structure	14
5.4	Share Performance	15
5.5	Historical Financial Information	17

6.0	VALUE OF BENITEC SHARES	21
6.1	Our Valuation Approach	21
6.2	Asset-Based Valuation of Benitec Shares Prior to the Proposed Placement	22
6.3	Market-Based Valuation of Benitec Shares Prior to the Proposed Placement	25
6.4	Value per Benitec Share Prior to the Proposed Placement	27
6.5	Value per Benitec Share Post the Proposed Placement	28

7.0	ASSESSMENT OF FAIRNESS	29
7.1	Methodology to Assess Fairness	29
7.2	Pricing Mechanism	29
7.3	Scenario Analysis	29
7.4	Conclusion on Fairness	30

8.0	REASONABLENESS OF THE PROPOSED PLACEMENT	31
8.1	Advantages of the Proposed Placement	31
8.2	Disadvantages of the Proposed Placement	32
8.3	Pricing Mechanism for the Proposed Placement	32
8.4	Potential Position of Benitec Shareholders if the Proposed Placement is Not Approved	33

9.0	SOURCES OF INFORMATION	34

i	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

10.0	REPRESENTATIONS, INDEMNITIES AND WARRANTIES	35
10.1	Indemnities	35
10.2	Representations and Warranties	35

11.0	EXPERIENCE, DISCLAIMERS AND QUALIFICATIONS	36

APPENDIX A: INDUSTRY OVERVIEW		37
A.1	Biotechnology in Australia	37
A.2	Biotechnology in the U.S.	38
A.3	Drug Development Process	39

APPENDIX B: COMMON VALUATION METHODOLOGIES		40
B.1	Discounted Cash Flows (DCF)	40
B.2	Capitalisation of Maintainable Earnings (CME)	40
B.3	Asset Based Valuation (ABV)	40
B.4	Market Based Valuation (MBV)	41
B.5	Relative Valuation	41
B.6	General Risks Associated With the Valuation of Biotechnology Companies	41

APPENDIX C: CONTROL PREMIUM ANALYSIS		43

APPENDIX D: RELATIVE VALUATION OF BENITEC’S INTELLECTUAL PROPERTY		44
D.1	Overview of Methodology	44
D.2	Description of Broadly Comparable Companies	44
D.3	Description of the Product Pipeline of Broadly Comparable Companies	45
D.4	Financial Information of Broadly Comparable Companies	45

ii	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Financial Services Guide

The Financial Services Guide (‘FSG’) is provided to comply with the legal requirements imposed by the Corporations Act 2001 and includes important information regarding the general financial product advice contained in this report (‘this Report’). The FSG also includes general information about BDO Corporate Finance (QLD) Ltd (‘BDO CFQ’ or ‘we’, ‘us’ or ‘our’), including the financial services we are authorised to provide, our remuneration and our dispute resolution.

BDO CFQ holds an Australian Financial Services Licence to provide the following services:

(a)	Financial product advice in relation to deposit and payment products (limited to basic deposit products and deposit products other than basic deposit products), securities, derivatives, managed investments schemes, superannuation, and government debentures, stocks and bonds; and

(b)	Arranging to deal in financial products mentioned in a) above, with the exception of derivatives.

General Financial Product Advice

This Report sets out what is described as general financial product advice. This Report does not consider personal objectives, individual financial position or needs and therefore does not represent personal financial product advice. Consequently any person using this Report must consider their own objectives, financial situation and needs. They may wish to obtain professional advice to assist in this assessment.

The Assignment

BDO Corporate Finance (QLD) Ltd ABN 54 010 185 725, Australian Financial Services Licence No. 245513 has been engaged to provide general financial product advice in the form of a report in relation to a financial product. Specifically, BDO CFQ has been engaged to provide an independent expert’s report to the shareholders of Benitec Biopharma Limited (‘Benitec’ or ‘the Company’) that are not associated with Nant Capital, LLC (‘Benitec Non-associated Shareholders’) in relation to the second tranche of a proposed capital raising to Nant Capital, LLC (‘the Proposed Placement’).

Further details of the Proposed Placement are set out in Section 3.0. The scope of this Report is set out in detail in Section 4.0. This Report provides an opinion on whether or not the Proposed Placement is fair and reasonable to the Benitec Non-associated Shareholders.

This Report cannot be relied upon for any purpose other than the purpose mentioned above and cannot be relied upon by any person or entity other than those mentioned above, unless we have provided our express consent in writing to do so. A shareholder’s decision to vote in favour of or against the Proposed Placement is likely to be influenced by their particular circumstances, for example, their taxation considerations and risk profile. Each shareholder should obtain their own professional advice in relation to their own circumstances.

Fees, commissions and other benefits we may receive

We charge a fee for providing reports. The fees are negotiated with the party who engages us to provide a report. We estimate the fee for the preparation of this Report will be approximately $50,000 plus GST. Fees are usually charged as a fixed amount or on an hourly basis depending on the terms of the agreement with the engaging party. Our fees for this Report are not contingent on the outcome of the Proposed Placement.

Except for the fees referred to above, neither BDO CFQ, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of this Report.

Directors of BDO CFQ may receive a share in the profits of BDO Group Holdings (QLD) Pty Ltd, a parent entity of BDO CFQ. All directors and employees of BDO Group Holdings (QLD) Pty Ltd and its subsidiaries (including BDO CFQ) are entitled to receive a salary. Where a director of BDO CFQ is a shareholder of BDO Group Holdings (QLD) Pty Ltd, the person is entitled to share in the profits of BDO Group Holdings (QLD) Pty Ltd.

iii	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Associations and relationships

From time to time BDO CFQ or its related entities may provide professional services to issuers of financial products in the ordinary course of its business. These services may include audit, tax and business advisory services. BDO CFQ has not provided any professional services to Benitec in the last two years.

The signatories to this Report do not hold any shares in Benitec and no such shares have ever been held by the signatories.

To prepare our reports, including this Report, we may use researched information provided by research facilities to which we subscribe or which are publicly available. Reference has been made to the sources of information in this Report, where applicable. Research fees are not included in the fee details provided in this Report.

Complaints

We are members of the Financial Ombudsman Service. Any complaint about our service should be in writing and sent to BDO Corporate Finance (QLD) Ltd, GPO Box 457, Brisbane QLD 4001.

We will endeavour to resolve the complaint quickly and fairly. If the complaint cannot be satisfactorily resolved within 45 days of written notification, there is a right to lodge a complaint with the Financial Ombudsman Service. They can be contacted on 1300 780 808. This service is provided free of charge.

If the complaint involves ethical conduct, a complaint may be lodged in writing with Chartered Accountants Australia and New Zealand, Queensland Branch, GPO Box 2054, Brisbane QLD 4001. The Australian Securities and Investment Commission (‘ASIC’) also has an Infoline on 1300 300 630 which can be used to make a complaint and obtain information about investor rights.

Contact Details

BDO Corporate Finance (QLD) Ltd

Location Address:	Postal Address:

Level 10 12 Creek Street BRISBANE QLD 4000	GPO Box 457 BRISBANE QLD 4001

Phone: (07) 3237 5999	Email: cf.brisbane@bdo.com.au

Fax: (07) 3221 9227

iv	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Glossary

Reference	Definition
A$ or $	Australian dollars
ABV	Asset-based valuation
AGM	Annual General Meeting
Benitec	Benitec Biopharma Limited
Benitec Non-associated Shareholders	The holders of fully paid ordinary shares in the Company that are not-associated with Nant
Board, the	The board of directors of the Company
Broader Placement	The potential issue of up to 60 million shares to sophisticated and institutional investors including the issue to Nant
ASIC	Australian Securities and Investment Commission
ASX	Australian Securities Exchange
ASX Listing Rules	The listing rules of the ASX
BDO CFQ	BDO Corporate Finance (QLD) Ltd
BDO Persons, BDO Qld	BDO CFQ, BDO (QLD) or any of its partners, directors, agents or associates
Collaboration Agreement	Proposed scientific collaboration agreement between Benitec and NantWorks
Company, the, BLT	Benitec Biopharma Limited
Corporations Act, Act, the	The Corporations Act 2001
DCF	Discounted cash flow
ddRNAi	DNA-directed RNA interference
Directors	The directors of the Company from 1 October 2016 to 28 October 2016
FSG	Financial Services Guide
FY	Financial year
IP	Intellectual property
IPO	Initial public offering
Management, the	The management of Benitec including Greg West, Bryan Dulhunty, David Suhy and Georgina Kilfoil
MBV	Market-based valuation
Nant	Nant Capital, LLC
NTA	Net tangible asset
Notice of Meeting, the	The Notice of Annual General Meeting and Explanatory Memorandum prepared by Benitec for the Annual General Meeting to be held on 14 December 2016
Proposed Placement, the	The second tranche of the capital raisings to Nant being the issue of up to 29,305,819 fully paid ordinary shares in the Company
Regulations, the	The Corporation Regulations 2001
Report, this	This independent expert's report prepared by BDO CFQ and dated 28 October 2016
RG 111	Regulatory Guide 111: Content of Expert Report, issued by ASIC
RGs	Regulatory guides published by ASIC
Tranche 1	The issue of 29,305,819 fully paid ordinary shares in the Company to Nant on 24 October 2016
VWAP	Volume weighted average price
We, us, our	BDO Corporate Finance (QLD) Ltd

v	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek Street Brisbane, QLD 4000 GPO Box 457, Brisbane QLD 4001 AUSTRALIA

The Benitec Non-associated Shareholders

C/ - The Non-associated Directors

Benitec Biopharma Limited

F6/1-15 Barr Street Balmain

Sydney NSW 2041

28 October 2016

Dear Benitec Non-associated Shareholders,

Independent Expert’s Report

1.0	Introduction

BDO Corporate Finance (QLD) Ltd (‘BDO CFQ’, ‘we’, ‘us’ or ‘our’) has been engaged to provide an independent expert’s report (‘this Report’) to the shareholders of Benitec Biopharma Limited (‘Benitec’ or ‘the Company’) not associated with Nant Capital, LLC (‘Benitec Non-associated Shareholders’) in relation to the second tranche of a proposed capital raising in the form of a placement (‘the Proposed Placement’) to Nant Capital, LLC (‘Nant’).

The Proposed Placement will result in Nant Capital, LLC increasing its relevant interest in Benitec shares to a level greater than 20%. Section 606 of the Corporations Act states that, subject to the exceptions set out in section 611, a ‘relevant interest’ in issued voting shares in a listed company cannot be increased from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%. Item 7 of section 611 is one such exemption in circumstances where the transaction is approved in advance by a resolution passed at a general meeting.

In this Report, BDO CFQ has expressed an opinion as to whether or not the Proposed Placement is ‘fair and reasonable’ to the Benitec Non-associated Shareholders. The Proposed Placement can only proceed with approval from the Benitec Non-associated Shareholders as set out in the Notice of General Meeting and Explanatory Memorandum prepared by Benitec for the Annual General Meeting to be held on the 14 December 2016 (‘the Notice of Meeting’).

A more detailed discussion of the Proposed Placement is set out in Section 3.0. The scope of this Report and the basis for assessing the Proposed Placement is set out in detail in Section 4.0.

We understand this Report will be provided to Benitec Non-associated Shareholders to assist them to make an informed decision on whether to vote in favour of or against the Proposed Placement. This Report has been prepared solely for the use of Benitec Non-associated Shareholders immediately prior to the Proposed Placement to provide them with information relating to the Proposed Placement. Apart from the purpose stated directly above, this Report cannot be used or relied on for any other purpose or by any other person or entity.

This Report should be read in full, including the assumptions underpinning our work together with the other information provided to Benitec shareholders in conjunction with this Report, including the Notice of Meeting prepared by Benitec in relation to the Proposed Placement.

This Report does not address circumstances specific to individual Benitec shareholders. A Benitec shareholder’s decision to vote in favour of or against the Proposed Placement is likely to be influenced by their own particular circumstances including, for example, their taxation considerations and risk profile. Benitec shareholders should obtain their own professional advice in relation to their own circumstances.

BDO Corporate Finance (QLD) Ltd ABN 54 010 185 725 AFS Licence No. 245513 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Corporate Finance (QLD) Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

1

2.0	Summary of Opinion

This section is a summary of our opinion only and cannot substitute for a complete reading of this Report.

2.1	Fairness of the Proposed Placement

This section provides a summary of our assessment of the fairness of the Proposed Placement. A more detailed assessment of the fairness of the Proposed Placement is set out in Section 7.0.

To assess the fairness of the Proposed Placement, we:

a)	Considered whether the pricing mechanism provides an opportunity for existing Benitec shareholders to receive a control premium (refer Section 7.2); and

b)	Considered a valuation analysis post the Proposed Placement by having regard to a scenario analysis (refer Section 7.3).

In our view it is not possible to complete a more definitive valuation analysis at the date of this Report as the issue price for shares under the Proposed Placement and/or Broader Placement is not known (discussed further in Section 6.5).

Having regard to the analysis set out in this Report, in our view, the Proposed Placement is Not Fair to Benitec shareholders as at the date of this Report. In forming this view we specifically note that both methods for setting the share price under the Proposed Placement have reference to market prices. Given that market prices are typically reflective of minority trading values, it is our view there is limited opportunity for Nant to be paying a price inclusive of a control premium under the Proposed Placement.

2.2	Reasonableness of the Proposed Placement

Table 2.1 below summarises our view of the advantages and disadvantages associated with the Proposed Placement. Benitec shareholders should refer to Sections 8.1 and 8.2 of this Report for a more detailed discussion of the advantages and disadvantages associated with the Proposed Placement.

Table 2.1: Summary of Potential Advantages and Disadvantages of the Proposed Placement

Advantages	Disadvantages

■   The Proposed Placement is the best proposal available at the current time to fund and progress the Company’s current programs in the short term. The Company advises that it has no superior alternative proposal and needs to secure additional capital in supporting further development of its ddRNAi technology;

■   Nant as a cornerstone investor are expected to bring their industry experience and networks to the future developments of Benitec’s programs;

■  The Proposed Placement provides equity funding without the debt servicing implicit in hybrid or debt instruments;

■   With Nant as a cornerstone investor, the Proposed Placement may increase market awareness of Benitec within the US markets and provide access to further funding; and

■   The Proposed Placement will still allow Benitec’s shareholders to collectively retain control of the Company.

■   The Proposed Placement is not fair;

■   The Proposed Placement dilutes Benitec shareholders’ interests;

■   The Proposed Placement introduces the ability for Nant to block a special resolution; and

■   The Proposed Placement may potentially allow for a significant number of Benitec’s shares to be sold on the open market. This may place downward pressure on the share trading price of Benitec shares if the increased supply of Benitec shares sufficiently outweighs the demand for Benitec shares.

 Source: BDO CFQ Analysis

In addition to the summary of advantages and disadvantages set out in Table 2.1 above, we note that the price that shares will be issued at under the Proposed Placement is not currently known and based on a pricing mechanism described in more detail in Section 3.1. In broad terms, the pricing mechanism for the Proposed Placement that sets the price that shares will be issued to Nant Capital, LLC has been designed such that the price that shares will be issued at is based on prevailing market prices at the time. The pricing mechanism is discussed in further detail in Section 8.3 of this Report.

2	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

If the Proposed Placement is not approved then the potential position of Benitec shareholders may include the following:

■	Benitec shareholders will continue to own 100% of the Company;

■	Benitec will be required to seek other avenues to utilise its ddRNAi technology within the remaining patent life;

■	Benitec will require alternative capital raisings to support the development of its in-house programs;

■	Benitec will not be able to recover the costs incurred in relation to the Proposed Placement; and

■	The share price of Benitec may differ materially from the share price in the period following the announcement of the Proposed Placement.

The above factors are discussed in more detail in Section 8.4 of this Report.

After considering the advantages, disadvantages and other considerations summarised above and set out in further detail in the balance of this Report, it is our view that, in the absence of any other information, the Proposed Placement is Reasonable as at the date of this Report.

2.3	Expert’s Opinion on the Proposed Placement

In our opinion, the Proposed Placement is Not Fair but Reasonable to Benitec shareholders as at the date of this Report.

We strongly recommend that Benitec shareholders also have regard to the information set out in the balance of this Report before deciding whether to vote in favour of or against the Proposed Placement.

2.4	Other Considerations for Benitec Shareholders

Notwithstanding our view above, we note that Benitec is a company focused on preclinical therapeutic treatment development. In our view, the value of such companies may increase or decrease materially over short time periods depending on the ability to meet certain milestones. Refer to Section B.6 of Appendix B of this Report for more information in relation to the risks specific to biotechnology companies.

Further, we note that the valuation work set out in Sections 6.0 and 7.0 in relation to Benitec has been prepared to assist us assess the Proposed Placement. While it is our view that the values we have adopted are appropriate for assessing the Proposed Placement, it is our view that the share market value of Benitec at the time of the Proposed Placement and/or Broader Placement will depend on the economic conditions and operational prospects that exist at the time and may differ to the valuation work set out in this Report.

Before forming a view on the Proposed Placement, we strongly recommend that Benitec shareholders:

■	Consult their own professional advisers;

■	Carefully read all relevant documentation provided to them, including this Report, the Notice of Meeting, and all other information provided; and

■	Consider their specific circumstances and assess the way in which those circumstances might impact their decision to vote in favour of or against the Proposed Placement.

The analysis set out in this Report has relied on certain economic, market and other conditions prevailing as at the date of this Report. We note that changes in these conditions may have a material impact on the information presented in this Report. BDO CFQ is not responsible for updating this Report in the event that these circumstances change.

3	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

3.0	The Proposed Placement

This section sets out an overview of the Proposed Placement and is structured as follows:

■	Section 3.1 provides background to the Proposed Placement;

■	Section 3.2 provides a description of the key parties involved in the Proposed Placement;

■	Section 3.3 discusses the strategic rationale for the Proposed Placement; and

■	Section 3.4 summarises the effects of the Proposed Placement on the ownership interests in Benitec.

3.1	Description of the Proposed Placement

On 24 October 2016, Benitec announced that it had executed a Share Subscription Agreement dated 24 October 2016 with Nant Capital LLC in relation to an equity investment in the Company. The equity investment was divided into two tranches with Tranche 1 being implemented at the date of the announcement.

Tranche 1 involved an immediate placement to Nant Capital, LLC (an investment entity of NantVentures) of

29,305,819 fully paid ordinary shares in Benitec, representing a 19.99% interest in existing issued capital (equating to a 16.67% post-issue holding). The shares were priced at $0.0895 which is based on the 7 trading day VWAP including the trading day prior to the execution of the Share Subscription Agreement.

Tranche 2 of this equity investment (i.e. the Proposed Placement) relates to a further issue of up to 29,305,819 shares to Nant Capital, LLC. The Second Tranche can be completed in one of two ways, dependent on a number of matters including whether a definitive agreement for scientific collaboration (‘the Collaboration Agreement’) has been signed with NantWorks (parent company of NantVentures) by 20 February 2017.

The proposed collaboration involves Benitec working with NantWorks scientists, clinicians and consultants to develop a regulatory strategy and clinical plan. Benitec will prepare a scientific development plan and budget as soon as possible with a targeted completion date of 30 December 2016. If the Collaboration Agreement is finalised, it will include an agreed budgeted amount for funding the clinical and preclinical studies (‘the Scientific Collaboration Cost’).

Benitec intends to fund the scientific development plan in a large part from equity issuances to Nant Capital, LLC (i.e. the Proposed Placement) and potentially other institutional and sophisticated investors through a broader placement of up to 60 million shares including any Tranche 2 shares issued to Nant Capital, LLC (‘the Broader Placement’), referred to in Resolution 8 of the Notice of Meeting.

If the Collaboration Agreement is signed, then:

■	If the Company conducts the Broader Placement, either Benitec may require or Nant Capital, LLC may elect to participate in the Broader Placement at the same issue price as the other investors, being a minimum of 80% of the market price of the Company's shares at the time of issue (calculated on a 5 trading day VWAP basis on ASX); or

■	If the Company does not conduct the Broader Placement by 20 February 2017 (or if Nant Capital, LLC does not participate in the Broader Placement), then the Company may by 27 February 2017 request Nant Capital, LLC to complete an individual placement of the Second Tranche shares. In this case, the issue price of the Second Tranche shares will be equal to the VWAP of the Company's shares on ASX for the 7 trading days immediately prior to the Company giving the notice to Nant Capital, LLC.

Under either scenario, if the total subscription price that would be paid by Nant Capital, LLC for all 29,305,819 Second Tranche shares would exceed the Scientific Collaboration Cost, then the obligation of Nant Capital, LLC to subscribe for Second Tranche shares will be capped at a number of shares that would deliver that amount at the applicable share issue price. However, Nant Capital, LLC may at its option subscribe for more Second Tranche shares up to the full 29,305,819 shares. In no circumstance may Nant Capital, LLC subscribe for more than the maximum 29,305,819 Second Tranche shares, even if the total issue price would not meet the Scientific Collaboration Cost.

4	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

If the Collaboration Agreement is not signed by 20 February 2017, then:

■	If the Company conducts the Broader Placement, Nant Capital, LLC may at its option elect to participate in the Broader Placement for some or all of the maximum 29,305,819 Second Tranche shares at the same issue price as the other investors, being a minimum of 80% of the market price of the Company's shares at the time of issue (calculated on a 5 trading day VWAP basis on ASX); or

■	If the Company does not conduct the Broader Placement by 20 February 2017, then the Company may invite Nant Capital, LLC to subscribe in an individual placement for up to the 29,305,819 Second Tranche shares. However, Nant Capital, LLC is not obliged to subscribe, and may at its option elect to subscribe for some or all of those shares. In that case, the issue price will be the VWAP of the Company's shares on ASX for the 7 trading days immediately prior to the Company giving the notice to Nant Capital, LLC.

Tranche 2 is subject to shareholder approval through Resolution 6 in the Notice of Meeting. Benitec shareholders should refer to the Notice of Meeting for a more detailed discussion of the Proposed Placement.

3.2	Description of the Key Parties Involved in the Proposed Placement

3.2.1	Benitec Biopharma Limited

Benitec is an Australian based biotechnology company with laboratories in California, USA. It is currently developing innovative therapeutics using its patented ddRNAi technology, a gene-silencing treatment for chronic and life- threatening human conditions including hepatitis B, age-related macular degeneration (AMD) and oculopharyngeal muscular dystrophy (OPMD). The ddRNAi technology platform is also being licensed by Benitec to other early-stage biopharmaceutical companies for the development and applications in the field of HIV/AIDS, Huntington’s Disease, chronic neuropathic pain and retinitis pigmentosa.

Refer to Section 5.0 of this Report for further information in relation to Benitec’s programs.

3.2.2	NantVentures

NantVentures is the private investment arm of NantWorks and California Capital, set-up to fund transformative ideas and technologies that enable enduring improvements in human life. NantVenture’s primary investment focus includes healthcare, life sciences, medical diagnostics alternative energy and other scientific innovations that are on the cutting edge of biology, chemistry and physics.

NantWorks, the parent company of NantVentures, is a private company with total revenue of $USD 115.5 million per annum. There is a network of subsidiaries under NantWorks, with one of the largest being NantHealth Inc., a NASDAQ listed company. NantHealth in the June 2016 financial year had revenues of A$113.4 million and a market capitalisation of over A$2 billion.

The founder and chairman of NantWorks and NantVentures, Dr. Patrick Soon-Shiong is a physician, surgeon and scientist, who has pioneered novel therapies for both diabetes and cancer. Dr. Soon-Shiong has served as founder, chairman and CEO of two global pharmaceutical companies, American Pharmaceutical Partners and Abraxis BioScience. Both have since been acquired for multi-billion dollars in 2008 and 2010 respectively. In 2011, Dr Soon- Shiong founded NantWorks, an ecosystem of companies involved in the next generation pharmaceutical development.

3.3	Strategic Rationale for the Proposed Placement

The Directors are of the view that the Proposed Placement will provide the Company with:

■	Working capital to fund to progress the development of its current in-house programs;

■	The ability to bring on-board a cornerstone investor (i.e. NantVentures) with extensive networks that can benefit the development of Benitec’s current in-house programs; and

■	Greater awareness for investors within the US capital market for future capital raises and knowledge of novel therapeutics.

5	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

3.4	Effect on Ownership Interests

Table 3.1 below sets out the change in Benitec shares on issue and the relevant interest of shareholders in Benitec shares following the Proposed Placement assuming:

■	Nant Capital, LLC subscribes for its full entitlement to 29,305,819 Benitec shares as part of the Proposed Placement; and

■	A scenario where no further shares are issued under the Broader Placement and a scenario where the balance of the 60 million shares are issued as part of the Broader Placement (i.e. a further 30,694,181 shares).

The table below does not consider the 36,366,203 options on issue in Benitec which have exercise prices in the range of $0.17 to $1.26. While these options are all out of the money having regard to recent share trading data (e.g. ranging from $0.09 to $0.14 over the last 3 months), if they are ultimately exercised then funds will be received and the additional shares issued will reduce the relevant interest held in Benitec by Nant Capital LLC.

For details on the current equity structure of Benitec, please refer to Section 5.3 of this Report.

Table 3.1: Effects of the Proposed Placement on Ownership Interests in Benitec

	Prior to the Proposed Placement[1]	After Tranche 2 (No Broader Placement)	After Tranche 2 (Full Broader Placement)
Benitec Shares on Issue
Held by Nant Capital, LLC	29,305,819	58,611,638	58,611,638
Held by Other Shareholders	146,529,096	146,529,096	146,529,096
Acquired in Broader Placement	-	-	30,694,181
Total	175,834,915	205,140,734	235,834,915
Relevant Interest in Benitec Shares
Held by Nant Capital, LLC	16.67%	28.57%	24.85%
Held by Other Shareholders	83.33%	71.43%	62.13%
Acquired in Broader Placement	0.00%	0.00%	13.02%
Total	100.00%	100.00%	100.00%

Source: BDO CFQ analysis and Appendix 3B dated 7 October 2016

1. As at 24 October 2016

6	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

4.0	Scope of Report and Methodology for Assessment

4.1	Scope of Report

An independent expert, in certain circumstances, must be appointed to meet the requirements set out in the Corporations Act 2001 (‘the Act’), the Corporation Regulations 2001 (‘the Regulations’), the regulatory guides (‘RGs’) published by the ASIC and the listing requirements of the stock exchanges on which a company is listed. The requirements relevant to this Report are summarised in Sections 4.2 and 4.3 below.

The sole purpose of this Report is to express BDO CFQ’s opinion on whether the Proposed Placement is fair and reasonable to Benitec Non-associated Shareholders. This Report cannot be used by any other person for any other reason or for any other purpose. A copy of this Report will accompany the Notice of Meeting to be sent to Benitec shareholders by the Company. Benitec shareholders should read in full the Notice of Meeting.

This Report is general financial product advice only and has been prepared without taking into account the specific circumstances of individual Benitec shareholders.

Whether to vote in favour of or against the Proposed Placement is a matter for individual Benitec shareholders based on their expectations as to value, future market conditions and their own particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Benitec shareholders who are in doubt as to the action they should take in relation to the Proposed Placement should consult their own professional adviser.

4.2	Requirements of the Corporations Act and Regulations

Section 606 of the Act states that, subject to the exceptions set out in section 611, a ‘relevant interest’ in issued voting shares in a public company cannot be increased from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%. Broadly, a ‘relevant interest’ is defined as an interest giving the holder the power to control the right to vote or dispose of shares.

If the Proposed Placement is approved, Nant Capital, LLC will be able to increase its relevant interest from 19.9% to a maximum of 28.57% (as set out in Section 3.4 above). As Nant Capital, LLC will obtain a relevant interest of more than 20% in Benitec, it is appropriate for Benitec to seek an exemption from section 606 under item 7 of section 611 of the Act.

Item 7 of section 611 allows a party to gain a relevant interest in shares of a public company that would otherwise be prohibited under section 606 of the Act if approved in advance by a resolution passed at a general meeting of the company and:

■	No votes are cast in favour of the resolution by any party who is associated with the party acquiring the shares, or by the party acquiring the shares; and

■	There was full disclosure of all information known by both the party proposing to make the acquisition, their associates and the company in relation to the proposed transaction which was material to a decision on how to vote on the resolution.

Regulatory Guide 74 ‘Acquisitions agreed to by Shareholders’ states that the obligation to supply shareholders with all information that is material can be satisfied by the non-associated directors of Benitec by either:

■	Undertaking a detailed examination of the proposed transaction themselves if they consider that they have sufficient expertise; or

■	Commissioning an independent expert's report.

We have been requested to prepare this independent expert’s report to provide additional information to the Benitec Non-associated Shareholders to assist them to form a view on whether to vote in favour of or against the Proposed Placement.

7	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

4.3	Requirements of the ASX Listing Rules

ASX Listing Rule 7.1 states that, subject to ASX Listing Rules 7.1A and 7.1B, an entity must not issue or agree to issue greater than 15% of the number of fully paid ordinary securities on issue without the approval of holders of ordinary securities. However, under ASX Listing Rule 7.2 (exception 16), an issue of securities approved for the purposes of section 611 (item 7) does not require further approval under Listing Rule 7.1. Therefore, any shares issued to Nant Capital, LLC under the Proposed Placement will not count towards the Company’s 15% Capacity under ASX Listing Rule 7.1. This Report has not been prepared for the purpose of complying with ASX Listing Rule 7.1 and 7.2. The requirements of ASX Listing Rule 7.1 and 7.2 are set out in more detail in the Notice of Meeting.

4.4	Methodology for Assessment

The Act does not provide any specific guidance in relation to the principles and content of an independent expert’s report relating to the approval of a sale of securities under item 7 of section 611 of the Act. However ASIC are of the view that the report should follow the requirements of other expert reports under the Act and ASIC have set out specific guidance in RG 111 ‘Content of Expert Reports’ (‘RG 111’) in relation to the approval of the issue of securities under item 7 of section 611 of the Act.

We have referred to RG 111 when determining the appropriate assessment methodology to adopt in this Report. RG 111 provides guidance in relation to independent expert’s reports in a range of circumstances, including those where the expert is required to provide an opinion on whether a transaction is ‘fair’ and ‘reasonable’ to shareholders.

RG 111 states that the independent expert’s report should explain the particulars of how the transaction was examined and evaluated as well as the results of the examination and evaluation. The report should provide an opinion by the expert stating whether or not, in the opinion of the expert, the proposal is fair and reasonable. RG 111 also provides guidance on common valuation methodologies as well as other matters which should be considered by an expert when completing a valuation.

To meet the ASIC requirements, an expert seeking to determine whether a proposal is ‘fair and reasonable’ should complete the steps set out below.

4.4.1	Step 1 - Assessment of Fairness

RG 111 states that an issue of shares by a company prohibited under section 606 of the Act but which may be approved under item 7 of section 611 has an effect on the company’s shareholding that is comparable to a takeover bid. RG 111 states that such transactions should be analysed as if they were takeover bids under Chapter 6 of the Act.1

RG 111 states that a takeover bid can be considered fair if the value of the consideration is equal to or greater than the value of the securities the subject of the proposed transaction. In making this comparison, the expert should not consider the percentage holding of the allottee or its associates in the company. Rather, the expert should assume the allottee obtains control of 100% of the company. For this reason, it is inappropriate for an expert to apply a discount on the basis that the shares being acquired represent a minority or portfolio parcel of shares. An issue of shares by a company prohibited under section 606 of the Act which may be approved under item 7 of section 611 of the Act is required to be analysed as though it were a control transaction.

Having regard to the above, it is typically appropriate to assess the fairness of the Proposed Placement to Benitec shareholders by:

a)	Calculating a value per share for Benitec on a controlling interest basis prior to the Proposed Placement;

b)	Calculating a value per share for Benitec on a minority interest basis following the Proposed Placement; and

c)	Comparing our value from a) above with b) above to allow us to conclude on whether or not the Proposed Placement is ‘fair’.

Notwithstanding the above, it is our view that it is not possible to complete a definitive valuation analysis at the date of this Report as the issue price for shares under the Proposed Placement and/or Broader Placement is not known.

[1]	RG 111 states that references to the ‘bidder’ and the ‘target’ should be taken to mean the ‘allottee’ and the ‘company’ respectively when considering issues of shares prohibited by section 606 of the Act which may, however, be approved under item 7 section 611 of the Act.

8	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

In the circumstances, to assess the fairness of the Proposed Placement, we have:

a)	Considered whether the pricing mechanism provides an opportunity for existing Benitec shareholders to receive a control premium; and

b)	Considered a valuation analysis post the Proposed Placement by having regard to a scenario analysis. To complete this scenario analysis we have used as a reference point our calculation of Benitec’s share value prior to the Proposed Placement on a controlling interest basis. We have then assumed several different price scenarios that the shares might be issued at under the Proposed Placement to calculate a price on a minority interest basis assuming the Proposed Placement is completed. The price scenarios adopted refer only to information available as at the date of this Report and may be materially different to the actual prices at which shares are ultimately issued under the Proposed Placement.

Our work has been completed using publicly available information and other information provided to us by the Directors.

4.4.2	Step 2 - Assessment of Reasonableness

To assess whether the Proposed Placement is ‘reasonable’, in our view, it is appropriate to examine other significant factors to which Benitec shareholders may give consideration to prior to deciding whether to vote in favour of or against the Proposed Placement. This evaluation involved comparing the likely advantages and disadvantages of approving the Proposed Placement with the position of a Benitec shareholder if the Proposed Placement is not approved, as well as consideration of other significant factors.

4.4.3	Step 3 - Expert’s Opinion

Upon completion of steps 1 and 2 above, we have concluded on whether the Proposed Placement is ‘fair’ and/or ‘reasonable’ to Benitec shareholders. We note that under RG 111, the Proposed Placement is considered to be ‘reasonable’ if it is ‘fair’. It may also be possible to conclude that the Proposed Placement is ‘reasonable’ if there are sufficient valid reasons for the approval, notwithstanding that the Proposed Placement may not be ‘fair’ to the Benitec shareholders.

This Report has concluded by providing our opinion as to whether or not the Proposed Placement is ‘fair and reasonable’. While all relevant issues must be considered prior to forming an overall opinion, we have assessed the fairness and reasonableness issues separately for clarity.

In this Report, we have not provided any taxation, legal or other advice in relation to the Proposed Placement.

In the process of assessing the Proposed Placement, we have relied on certain economic, market and other conditions prevailing at the date of this Report. We note that changes in these conditions may have a material impact on the results presented in this Report. BDO CFQ is not responsible for updating this Report in the event that these circumstances change.

This Report has been prepared in accordance with professional standard APES 225 ‘Valuation Services’ issued by the Accounting Professional and Ethical Standards Board Limited.

9	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

5.0	Background of Benitec[2]

This section is set out as follows:

■	Section 5.1 sets out an overview of Benitec;

■	Section 5.2 sets out an overview of Benitec’s ddRNAi technology and developing programs;

■	Section 5.3 sets out an overview of the equity structure of Benitec;

■	Section 5.4 sets out an overview of recent share trading data for Benitec; and

■	Section 5.5 sets out a summary of the historical financial information of Benitec.

5.1	Company Overview

Benitec is a biotechnology company that is developing treatments for chronic and life-threatening human diseases based on its patented gene-silencing technology, DNA-directed RNA interference (‘ddRNAi’). ddRNAi combines gene silencing and gene therapy with the goal of providing sustained, long-lasting silencing of disease causing genes from a single administration.

Benitec has a pipeline of in-house and partnered therapeutic programs based on ddRNAi to develop treatments for conditions such as hepatitis B, wet age-related macular degeneration and oculopharyngeal muscular dystrophy.

The Company was established in 1997 and is headquartered in Sydney, Australia with its in-house research facility located in San Francisco, USA. Benitec listed on ASX in 2002 and NASDAQ in August 2015.

5.2	Technology Overview

5.2.1	Background on the DNA process

DNA is a long molecule that contains our unique genetic code. The DNA code contains all the information needed for a cell to make another cell just like itself, to replace parts and repair itself and the information needed to control and regulate cell functions, and to communicate with other cells. All this data is stored as a 4-base code on strands of DNA.

The mechanism for turning this code into a cellular component or eliciting some form of control occurs by the following mechanism:

1.	DNA code is read and copied from a DNA strand onto a RNA strand;

2.	The RNA strand passes out from the nucleus into the main body of the cell. It is called a messenger RNA (‘mRNA’); and

3.	mRNA is used by cells to carry the coded message from the DNA to relevant parts of the cell for action.

An interruption at any stage of this process disrupts transmission of the coded message meaning that the desired action doesn’t occur.

5.2.2	Benitec's ddRNAi technology

Benitec’s technology is based on the interruption of the DNA code communication process at the mRNA stage, interfering with the genetic code’s ability to communicate (see Figure 5.1 below). This is called RNA interference. By blocking the mRNA with RNAi the gene’s code is not communicated to the cell mechanisms for actions. The gene has been ‘silenced’.

ddRNAi is introduced into cells using a natural biological entity called a plasmid. The ddRNA is reproduced by the target cell’s own genetic processes. The ddRNA causes the cell to produce RNA that causes the target mRNA to be inactivated.

[2]	Information in this section is sourced from Benitec’s website www.benitec.com

10	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Figure 5.1: RNA interference

Source:	Benitec Annual report 2004

5.2.3	Benitec’s in-house programs

Benitec as at the date of this Report has three pipeline programs currently in development. These projects are all within the early preclinical stages, completing in vivo and in vitro studies. Benitec’s leading therapeutic program in treating hepatitis C, TT-034 progressed to Phase I/II, however was announced to be terminated in February 2016. Recent milestones for Benitec’s in-house programs include:

■	Hepatitis B-‘BB-HB-331’:

—	BB-HB-331 is designed as a single administration monotherapy with the aim of inhibiting viral replication and viral RNA levels within the liver;

—	Benitec in July 2015 acquired full rights to a joint venture in hepatitis B from the collaborator, Biomics Biotechnologies;

—	The Company entered into a Manufacturing Services Agreement with Lonza, Inc. in October 2015; and

—	Progression of BB-HB-331 has yielded positive results from in vitro and in vivo studies conducted in December 2015 and March 2016 respectively.

■	Age-related macular degeneration (‘AMD’):

—	AMD is the deterioration of the eye’s macular and is one of the leading causes of irreversible vision loss in the United States;

—	Benitec is developing one ddRNAi-based therapies BB-AMD-211 and BB-AMD-233 for treatment of wet AMD and BB-AMD-231 for the treatment of both wet and dry AMD;

—	The Company has begun collaborating with 4D Molecular Therapeutics (4DMT) in the development of delivery vector for ocular-based ddRNAi products; and

—	In vivo proof of concept efficacy studies developed in conjunction with 4DMT is expected to be completed in 2017.

11	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

■	Oculopharyngeal Muscular Dystrophy (‘OPMD’):

—	OPMD is an inherited, late-onset degenerative muscle disorder that occurs in patients during their 40s or 50s;

—	Preliminary in vivo studies within animals have been completed to support proof of concept;

—	The Company in August 2015 have signed a collaboration agreement with Royal Holloway University of London; and

—	Benitec plans to continue optimising its in vivo delivery, with in vivo proof of concept data on BB-301 anticipated to be released in early 2017.

■	Hepatitis C- ‘TT-034’:

—	Benitec have been developing a ddRNAi-based therapeutic, TT-034 for the treatment of hepatitis C virus;

—	Phase l/lla clinical trials began January 2014, with nine patients dosed to date; and

—	The Company in February 2016 announced that the program was to be terminated. All enrolled patients completed the study and the data was reported in September 2016.

5.2.4	Benitec’s licensed programs

In addition to the in-house programs, Benitec has also licensed its ddRNAi technology to other early-stage biotechnology companies. These companies are developing therapeutic programs across five disease areas including HIV/AIDs, Cancer Immunotherapy, Retinitis Pigmentosa, Huntington’s disease and Intractable Neuropathic Pain. The development status of the programs are in various stages, with the HIV/AIDs program progressing the furthest, currently in Phase I/IIa (refer to Benitec’s annual report 2016 for more information). From these licenses, Benitec earns an annual licensing fee of approximately $200k, which it believes it will maintain till 2018 when the IP expires.

We have been advised by Management that should the development of any of these programs progress to clinical stage, this will still require a minimum of 12-18 months. By the time these programs reach commercial stage, the IP on the ddRNAi technology will be well expired. Management are of the view that these programs will result in minimal financial value to Benitec.

5.2.5	Benitec’s intellectual property

Benitec holds a large portfolio of patents relating to the ddRNAi technology platform, improvements to the technology and any program that is under development within the Company’s product pipeline. A summary of the IP is listed in Table 5.1 below.

Table 5.1: Benitec’s Intellectual Property Portfolio

Title	Patent Number	International Filing Date	Expected Expiry Date[1]	Status
Genetic constructs for delaying or repressing the expression of a target gene	US 6,573,099	19/06/1998	18/06/2018	Granted 3 June 2003, re-examination certificate issued 8 March 2011

Control of gene expression	WO1999049029	19/03/1999	18/03/2019	Granted/Additional pending applications

Methods and means for obtaining modified phenotypes	WO1999053050	07/04/1999	06/04/2019	Granted/Additional pending applications

Genetic Silencing	WO2001070949	16/03/2001	15/03/2021	Granted/Additional pending applications

Double-stranded nucleic acid	WO2004106517	03/06/2004	02/06/2024	Granted

Multiple promoter expression cassettes for simultaneous delivery of RNAi agents (hepatitis C)	WO2005087926	04/03/2005	03/03/2025	Granted/Additional pending applications

12	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Title	Patent Number	International Filing Date	Expected Expiry Date[1]	Status
RNAi expression constructs (hepatitis C)	WO2006084209	03/02/2006	02/02/2026	Granted/Additional pending applications

RNAi expression constructs with liver-specific enhancer/promoter (hepatitis virus)	US 8,008,468	16/02/2006	15/02/2026	Granted on 30 August 2011

Minigene expression cassette (hepatitis)	US 8,129,510	30/03/2007	29/03/2027	Granted on 6 March 2012

HBV treatment (hepatitis B)	WO2012055362	27/10/2011	26/10/2031	Granted/Additional pending applications

Pain Treatment	WO2013126963	28/02/2013	27/02/2033	Pending

Age related macular degeneration treatment (AMD)	WO2014107763	08/01/2014	07/01/2034	Pending

Reagents for treatment hepatitis B virus (HBV) infection and uses thereof (hepatitis B)	PCT/AU2016/050340	05/05/2015	04/05/2035	Filed

Reagents for treatment of OPMD and uses thereof (OPMD)	US provisional 62/322,745	[14/04/2017][2]	13/04/2037	Filed

Reagents for treatment of hepatitis B virus (HBV) infection and use thereof (hepatitis B)	US provisional 62/332,245	[05/05/2017][2]	04/05/2037	Filed

Reagents for producing T-cells with non-functional TCRs, compositions comprising same and use thereof (CAR-T)	US provisional 62/394,559	[14/09/2017][2]	13/09/2037	Filed

Source: Benitec’s FY2016 annual report

1	Expiry dates are generally calculated as 20 years from the international filing date. The Company has advised us that they will explore opportunities for obtaining patent term extensions.
2	Square bracketed filing dates for the US provisional filings as they will be filed as international patent applications 12 months from the provisional patent filing

13	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

5.3	Equity Structure

As at 30 September 2016, Benitec has 146,529,096 fully paid ordinary shares on issue. Additionally, Benitec’s outstanding unlisted securities options are set out in Table 5.2 below.

Table 5.2: Outstanding Unlisted Securities Options

Expiry Date	Exercise Price/Option			Number of Options
17 November 2016		$1.25		600,000
7 February 2017		$1.25		156,000
16 November 2017		$1.25		400,000
18 May 2018		$0.625		400,000
22 August 2018		$1.25		480,000
28 February 2019		$1.26		13,246,203
15 May 2019		$1.50		180,000
17 December 2019		$1.25		2,634,000
6 May 2020		$1.25		650,000
21 August 2020	US$	0.275	[1]	11,500,000
12 November 2020		$0.77		3,920,000
10 August 2021		$0.1665		2,200,000
Total				36,366,203

Source: Benitec ASX Announcement, Appendix 3B, 16 August 2016

1	US$5.50 for every 20 options converted to 575,000 NASDAQ warrants: BNTCW

Based on Benitec’s share price as at 21 October 2016 of $0.0930, all of the above option tranches are considered to be out of the money.

5.3.1	Top 10 Shareholders in Benitec

Table 5.3 summarises the top ten shareholders of Benitec as at 1 August 2016.

Table 5.3: Top Shareholders in Benitec

	Shareholder	Number of Shares	Percentage Holding
1	National Nominees Limited	23,644,641	16.14%
2	J P Morgan Nominees Australia Limited	12,277,329	8.38%
3	Dalit Pty Ltd	5,339,848	3.64%
4	Citicorp Nominees Pty Limited	5,311,545	3.62%
5	MJGD Nominees Pty Ltd	3,600,235	2.46%
6	Merrill Lynch(Australia)Nominees Pty Limited <Mlpro A/C>	2,408,738	1.64%
7	CSIRO	1,924,658	1.31%
8	Lonceta Pty Ltd <Hancock Super Fund A/C>	1,525,000	1.04%
9	Mrs Jaclyn Stojanovski + Mr Chris Retzos + Mrs Suzie Retzos <Retzos Executive S/F A/C>	1,500,000	1.02%
10	Mr Anton Wasyl Makaryn + Mrs Melanie Frances Makaryn <Tmak Supera/C>	1,282,645	0.88%
	Other shareholders	87,714,457	59.86%
	Total shares on issue	146,529,096	100.00%

Source: Benitec FY16 annual report

14	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

5.4	Share Performance

5.4.1	Share Price Performance

Figure 5.2 shows the daily VWAP and daily volume of Benitec shares traded on the ASX over the period 22 October 2015 to 21 October 2016 inclusive.

Figure 5.2: Daily VWAP and Volume of Benitec Shares Traded from 30 September 2015 to 21 October 2016

Source: Capital IQas at 30 September 2016

Over the 12 month period graphed in Figure 5.2 above, Benitec’s daily VWAP shows a period low of $0.0877 on 4 October 2016 and a period high of $0.5151 on 22 October 2015.

In addition to the share price and volume data of Benitec shown above, we have also provided additional information in Table 5.4 below to assist readers to understand the possible reasons for movements in Benitec’s share price over the period analysed. The selected ASX announcement references in Table 5.4 below correspond to those displayed in Figure 5.2 above.

Table 5.4: Selected Benitec ASX Announcements from 30 September 2015 to 21 October 2016

Date	Announcement

22/10/15	Benitec announced the clinical data on its Phase l/lla study of TT-034 for hepatitis C would be presented at The Liver Meeting held by the American Association for the Study of Liver Disease.

26/02/16	Benitec announced it would wind-down its hepatitis C program and terminate it upon completion of patients in Cohort 4 in its Phase l/lla clinical trial for TT-034.

08/03/16	Benitec announced that its hepatitis B program (BB-HB-331), has reduced hepatitis B virus (‘HBV’) DNA by 98.5% in its preliminary in vivo studies.

16/09/16	Benitec announced its Phase l/lla clinical study for TT-034 had met its primary study endpoint of safety within liver and other organs. The study found that there was no significant decrease in viral load in treated patients.

Source: Benitec ASX Announcements

15	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

In Table 5.5 below we have set out Benitec’s VWAP for the 1 week, 1 month, 3 months, 6 months, 9 months and 12 months prior to 21 October 2016, being the last trading date before Benitec released the announcement of the Proposed Placement on the 24 October 2016.

Table 5.5: Benitec’s VWAP for Specified Periods Prior to 21 October 2016

Period Prior to 21 October 2016	VWAP
1 Week	$0.0901
1 Month	$0.0906
3 Months	$0.1111
6 Months	$0.1065
9 Months	$0.1295
12 Months	$0.1848

Source: Capital IQ as at 21 October 2016

The information presented in Table 5.5 is shown graphically in Figure 5.3 below.

Figure 5.3: Benitec’s VWAP for Specified Periods Prior to 21 October 2016

Source: Capital IQas at 21 October 2016

5.4.2	Share Liquidity

The rate at which equity instruments are traded is generally referred to as the ‘liquidity’ of the equity instruments. Changes in liquidity may impact the trading price of equity instruments, particularly depending on the number of equity instruments required to be bought and/or sold and the time period over which the equity instrument holder needs to buy and/or sell those equity instruments. Depending on the circumstances, a movement in market price may or may not represent a shift in value of either the equity instruments or a shift in value of the company to which the equity instruments relate as a whole.

Table 5.6 summarises the monthly liquidity of Benitec shares from 1 October 2015 to 21 October 2016. Liquidity has been summarised by considering the following:

■	Volume of Benitec share trades per month;

■	Value of total trades in Benitec shares per month;

■	Number of Benitec shares traded per month as a percentage of total Benitec shares outstanding at the end of the month; and

16	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

■	Volume weighted average price per month.

Table 5.6: Liquidity of Benitec Shares on the ASX

Month	Volume	Value $	Shares Outstanding	Volume / Shares Outstanding	Monthly VWAP
October 2016[1]	2,118,210	192,070	146,529,100	1.45%	$0.0906
September 2016	6,024,110	562,770	146,529,100	4.11%	$0.0934
August 2016	3,151,560	388,800	146,529,100	2.15%	$0.1234
July 2016	6,526,500	773,370	146,529,100	4.45%	$0.1185
June 2016	5,101,690	477,870	146,529,100	3.48%	$0.0937
May 2016	3,081,420	335,350	146,529,100	2.10%	$0.1088
April 2016	4,617,970	523,940	146,529,100	3.15%	$0.1135
March 2016	16,199,950	2,120,490	146,529,100	11.06%	$0.1309
February 2016	9,044,970	1,405,410	146,529,100	6.17%	$0.1554
January 2016	2,846,440	794,040	146,529,100	1.94%	$0.2790
December 2015	5,476,780	1,796,820	146,529,100	3.74%	$0.3281
November 2015	4,663,620	1,768,400	146,529,100	3.18%	$0.3792
October 2015	7,002,770	3,326,070	146,529,100	4.78%	$0.4750
Total	73,737,780	14,273,330	146,529,100	50.32%	$0.1936

 Source: Capital IQ as at 21 October 2016

1     For trading data up to 21 October 2016

Assuming a weighted average number of 146,529,100 Benitec shares on issue over the period, approximately 50.32% of the total shares on issue were traded over the period October 2015 to 21 October 2016. In our view, this indicates that Benitec shares display a moderate level of liquidity.

5.5	Historical Financial Information

This section sets out the historical financial information of Benitec. As this Report contains only summarised historical financial information, we recommend that any user of this Report read and understand the additional notes and financial information contained in Benitec’s annual reports, including the full statements of comprehensive income, statements of financial position and statements of cash flows.

Benitec’s annual reports have been audited by Grant Thornton. BDO CFQ has not performed any audit or review of any type on the historical financial information of Benitec. We make no statement as to the accuracy of the information provided. However, we have no reason to believe that any of the information provided is false or misleading.

17	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

5.5.1	Statement of Comprehensive Income

Table 5.7 summarises the consolidated statement of comprehensive income of Benitec for the 12-month periods (‘FY’) ended 30 June 2014, 2015 and 2016.

Table 5.7: Summarised Benitec Statements of Comprehensive Income

	12 Months Ended 30-Jun-14 Audited ($’000)	12 Months Ended 30-Jun-15 Audited ($'000)	12 Months Ended 30-Jun-16 Audited ($'000)
Revenue	598	1,081	464
Other income	776	2,891	3,590
Expenses
Royalties and licence fees	(193)	(40)	(139)
Research and development	(3,758)	(6,228)	(13,287)
Employee benefits expense	(2,444)	(3,425)	(6,283)
Share-based expense	(355)	(1,503)	(1,746)
Travel related costs	(585)	(1,039)	(1,023)
Consultants costs	(653)	(882)	(1,020)
Occupancy costs	(122)	(275)	(718)
Corporate expenses	(646)	(1,018)	(1,211)
Net loss foreign exchange	(111)	-	(414)
IPO costs	-	(1,071)	(1,191)
Write-off of clinical trial prepayment	-	-	(1,800)
Loss before income tax benefit	(7,493)	(11,509)	(24,778)
Income tax benefit	454	-	-
Loss after income tax benefit	(7,039)	(11,509)	(24,778)
Foreign currency translation	8	6	(19)
Total comprehensive income	(7,031)	(11,503)	(24,797)

Source: Benitec 2014, 2015 and 2016 Annual reports

Regarding Table 5.7 above, we note the following:

■	Benitec has made a loss in all years shown above;

■	Revenue consists of licensing revenue and royalties, and interest;

■	Other income relates to federal government research and development grants received for the prior year. In FY2015 it also included $573k relating to net foreign exchange gains;

■	Research and development and employee benefits expenses represent the largest expense categories. The large increase in these expense categories in FY2016 is a result of development in the hepatitis C program;

■	Share-based expense have increased to $1.7 million in FY2016 as a result of the issue of options to directors;

■	IPO costs relates to the listing of Benitec on the NASDAQ in August 2015;

■	The write-off of $1.8 million relates to prepayments of $2.7 million made to Clinical Trials Group in FY2014 to manage the clinical development of its non-small lung cancer therapy. In FY2016, the Company decided to discontinue this program and reached an agreement for the return of $0.9 million of the prepayment. The remaining $1.8 million has been included as an impairment charge.

18	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

5.5.2	Statement of Financial position

Table 5.8 summarises Benitec’s statement of financial position as at 30 June 2014, 2015 and 2016.

Table 5.8: Summarised Benitec Statements of Financial Position

	As at 30-Jun-14 Audited ($’000)	As at 30-Jun-15 Audited ($'000)	As at 30-Jun-16 Audited ($'000)
Current assets
Cash and cash equivalents	31,359	21,787	18,230
Trade and other receivables	122	123	977
Other current assets	2,967	3,154	177
Total current assets	34,448	25,064	19,384
Non-current assets
Property, plant and equipment	48	456	506
Total non-current assets	48	456	506
Total assets	34,496	25,520	19,890
Current liabilities
Trade and other payables	788	1,449	833
Provisions	167	193	202
Total current liabilities	955	1,642	1,035
Non-current liabilities
Provisions	-	-	18
Total non-current liabilities	-	-	18
Total liabilities	955	1,642	1,053
Net assets	33,541	23,878	18,837
Equity
Issued capital	129,186	129,631	147,641
Reserves	641	2,038	2,565
Accumulated losses	(96,286)	(107,791)	(131,369)
Total equity	33,541	23,878	18,837

Source: Benitec 2014, 2015 and 2016 Annual reports

Regarding Table 5.8 above, we note the following:

■	Other current assets decreased from FY2015 to FY2016 as prepayments of $2.7 million made to Clinical Trials Group to manage the clinical development of non-small lung cancer therapy was written off from other current assets as the program was discontinued;

■	Issued capital increased from FY2015 to FY2016 mainly due to the NASDAQ IPO in August 2015; and

■	Total equity has decreased in all years shown above due to losses in all years.

19	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

5.5.3	Statement of Cash Flows

Table 5.9 summarises Benitec’s statement of cash flows for the 12-month periods ended 30 June 2014, 2015 and 2016.

Table 5.9: Summarised Benitec Statements of Cash Flow

	12 Months Ended 30-Jun-14 Audited ($’000)	12 Months Ended 30-Jun-15 Audited ($'000)	12 Months Ended 30-Jun-16 Audited ($'000)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	260	307	340
Research and development grants	776	2,318	3,590
Interest received	321	774	217
Income taxes refunded (paid)	454	-	-
Payments to suppliers and employees (inclusive of GST)	(11,082)	(13,091)	(24,355)
Net cash used in operating activities	(9,271)	(9,692)	(20,208)
Cash flows from investing activities
Purchase of property, plant and equipment	(32)	(505)	(342)
Net cash used in investing activities	(32)	(505)	(342)
Cash flows from financing activities
Proceeds from issue of shares	39,076	385	19,462
IPO and share issue transaction costs	-	(333)	(1,952)
Net cash from financing activities	39,076	52	17,510
Net increase/(decrease) in cash and cash equivalents	29,773	(10,145)	(3,040)
Cash and cash equivalents at the beginning of the financial year	1,587	31,359	21,787
Effects of exchange rate changes on cash and cash equivalents	(1)	573	(517)
Cash and cash equivalents at the end of the financial year	31,359	21,787	18,230

Source: Benitec 2014, 2015 and 2016 Annual reports

Regarding Table 5.9 above, we note the following:

■	Research and development grants have increased significantly from $776k in FY2014 to $3.59 million in FY2016 as a result in development of the Company’s hepatitis C and hepatitis B program;

■	Payments to suppliers and employees have increased by 86% from approximately $13 million in FY2015 to $24 million in FY2016. This is partly due to the increase in employees within the US laboratories to support the program developments;

■	Cash used in operating and investing activities has been funded by financing activities in all years shown above;

■	In FY2014, 67,867,428 ordinary shares were issued through private placements at prices ranging from $0.275 to $1.07 per share; and

■	In FY2016, cash flows from financing activities were from Benitec’s listing on the NASDAQ.

20	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

6.0	Value of Benitec Shares

This section sets out our valuation of the shares in Benitec prior to the completion of the Proposed Placement. This section is set out as follows:

■	Section 6.1 sets out our view of the most appropriate valuation methodologies to adopt for the purpose of valuing Benitec;

■	Section 6.2 sets out our asset-based valuation of Benitec prior to the Proposed Placement;

■	Section 6.3 sets out our market-based valuation of Benitec prior to the Proposed Placement;

■	Section 6.4 sets out our view of the most appropriate value to adopt for each Benitec share, on a controlling interest basis prior to the Proposed Placement, for the purpose of this Report; and

■	Section 6.5 sets out our view on why it is not possible to value Benitec post the Proposed Placement.

6.1	Our Valuation Approach

RG 111 outlines a number of methodologies that a valuer should consider when valuing securities or assets for the purposes of, among other things, share buy-backs, selective capital reductions, schemes of arrangement, takeovers and prospectuses. The valuation methodologies we have considered in this Report include the discounted cash flow (‘DCF’), capitalisation of maintainable earnings (‘CME’), asset-based valuation (‘ABV’) and market-based valuation (‘MBV’) methodologies. Further details regarding each of these valuation methodologies are set out in Appendix B of this Report.

RG 111 does not prescribe which methodology should be used by the expert but rather notes that the decision lies with the expert based on the expert’s skill and judgement and after considering the unique circumstances of the securities or assets being valued. We have considered each of the valuation methodologies outlined above and determined, in our view, the most appropriate methodology for calculating the value of Benitec prior to the Proposed Placement. Table 6.1 below summarises our view of the most appropriate valuation methodology to adopt to value Benitec in this Report.

Table 6.1: Common Valuation Methodologies

Methodology	Appropriate?	Explanation

DCF Valuation	☒

The DCF methodology relies on the ability to forecast future cash flows with a reasonable degree of certainty over a sufficiently long period of time.

The current projects undertaken by Benitec are all in the early preclinical stages. There is large uncertainty on whether these projects will reach commercialisation and generate cash flow. Due to the high uncertainty and risks involved with Benitec’s projects and the inability to accurately estimate future cash flows, it is our view that it is more appropriate to adopt valuation methodologies other than the DCF valuation.

CME Valuation	☒

The assets owned by Benitec do not currently generate a maintainable earnings stream that is suitable for use in a CME valuation methodology.

In our view, a CME valuation methodology is not appropriate for the purposes of valuing Benitec shares in this Report.

Asset Based Valuation	☑

In our view, it is appropriate to have regard to an ABV methodology for the purposes of valuing Benitec shares in this Report. Many of the assets and liabilities of Benitec can be identified and it is possible to determine the fair value of the identified assets and liabilities with a reasonable degree of accuracy.

Notwithstanding the above, we note that the value of the IP held by the Company may not be fully recognised in the balance sheet of Benitec. We have used a relative valuation to assist identify a value for the IP.

21	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Methodology	Appropriate?	Explanation

Market Based Valuation	☑ Cross Check

The shares of Benitec are listed on the ASX. It is possible to consider the valuation of Benitec using the market based valuation methodology as there is a readily observable market for the trading of shares in Benitec (refer to Section 5.4). We note that the MBV methodology provides a valuation of Benitec shares on a minority interest basis.

In our view, it is appropriate to have regard to the market based valuation methodology as a cross-check to our asset-based valuation in this Report.

Relative Valuation	☑ Incorporated into ABV	The relative valuation methodology calculates value having regard to the trading prices of broadly comparable listed entities with products at a similar stage of the biotech product life cycle. In our view, by extrapolating the value of these listed entities and making adjustments for the specific operational positions, it is possible to infer a value of Benitec’s IP. We have considered this value in completing our asset based valuation.

Source: BDO CFQ analysis

6.2	Asset-Based Valuation of Benitec Shares Prior to the Proposed Placement

To complete an asset-based valuation of Benitec, we have considered the value of Benitec’s assets and liabilities as set out in Benitec’s management accounts as at 30 September 2016. These management accounts have been provided by Management and BDO CFQ has not performed any audit or review work on the historical financial information of Benitec. Accordingly, we provide no assurance opinion on the information provided however, we have no reason to believe that the information is false or misleading.

Our asset-based valuation of Benitec is set out as follows:

■	Section 6.2.1 sets out the value adopted for Benitec’s ddRNAi technology;

■	Section 6.2.2 sets out our view of the value the other assets and liabilities of Benitec that are relevant to our asset based valuation;

■	Section 6.2.3 sets out the asset-based valuation of Benitec prior to the Proposed Placement on a controlling interest basis; and

■	Section 6.2.4 sets out the asset-based valuation of Benitec per share prior to the Proposed Placement on a controlling interest basis.

6.2.1	Value of Intellectual Property Not Recorded in the Benitec Balance Sheet

As set out in Section 5.2 of this Report, Benitec’s IP is largely related to its proprietary ddRNAi technology platform. In relation to the IP, based on our discussions with the Directors and other information provided, we note the following:

■	The IP for the main ddRNAi technology platform is expiring late 2018 or early 2019 (refer Table 5.1). Benitec will not be in a position to commercialise this primary IP before this time;

■	Benitec is currently licensing its ddRNAi technology to early-stage biotechnology companies for the development of programs in five other disease areas (infectious, oncology, ocular, genetic and central nervous system) for a total licensing royalty fee of approximately $200k per year. The licensing royalty fees totalling approximately $200k per year are expected to be paid to Benitec under the respective agreements until the end of 2018;

■	Benitec announced the termination of its hepatitis C TT-034 program in February 2016 based on managements’ view that limited commercialisation prospects exist for the program. The TT-034 program had progressed the furthest out of all of Benitec’s programs to Phase l/lla stage clinical trials. We have been advised by Management that the commercial value from this program is negligible, however there has been valuable scientific data that arose from the program in relation to the ddRNAi technology;

22	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

■	Benitec’s remaining in-house programs are all in their early preclinical stage. Management expects that for these programs to advance to Phase I/IIa stage clinical trials, there still needs to be substantial investments, up to $20 million per annum for a minimum of another three years (noting that formal budgets have not been prepared as at the announcement of the Proposed Placement);

■	In July 2015, Benitec acquired full rights to a joint venture in hepatitis B from the collaborator, Biomics Biotechnologies. The transaction involved $2.5 million in upfront payments ($2 million cash and $500k shares) and an additional $3.5 million and single digit royalties payable to Biomics upon successful commercialisation of the program if in commercialising, the assets acquired from Biomics were used;

■	Prior to the Proposed Placement proceeding, it is envisaged that Benitec and Nant will enter into a Collaboration Agreement. While the terms of any collaboration agreement are uncertain, a company entering into a Collaboration Agreement with a company as reputable as Nant often can have a favourable impact on price; and

■	Management expect that Benitec’s cash balance at 30 June 2017 will be approximately $9 million including funds raised from Tranche 1 (excluding funds raised from Tranche 2). Without the completion of Tranche 2 or any additional capital raises, Benitec will have limited funds available to progress its current in-house programs to the clinical trials.

To assist us to form a view on the value of the IP, we have considered the above factors along with an analysis of listed peers that may be considered broadly comparable through a relative valuation methodology. The relative valuation methodology can be used to infer a value for a company’s intellectual property by considering the value of broadly comparable listed entities which are at a similar stage of the drug development process to Benitec.

This value is then adjusted for company specific factors to determine a value range for Benitec’s IP. For our full analysis of the comparable listed entities, please refer to Appendix D, however key points from the analysis include:

■	From Capital IQ screening tool, we have reviewed a range of biotechnology companies and specifically highlighted two companies which are broadly comparable to Benitec, namely Silence Therapeutics plc (Aim: SLN) and Dicerna Pharmaceuticals, Inc. (NASDAQGS: DRNA);

■	The implied market value of the IP can be determined by considering the difference between market capitalisation and the NTA;

■	NTA values for both SLN and DRNA are predominantly cash or marketable securities, and do not include the value of IP;

■	Value implied for the IP of SLN and DRNA is approximately $58 million and $72 million respectively, with an average of approximately $65 million;

■	Both SLN and DRNA have Phase 1 programs, which are more advanced than the current in-house programs within Benitec; and

■	Management have advised us that for the development of the current in-house programs to clinical stages, it will require additional investments of up to $20 million per year for at least three years.

Having regard to the information set out above, for the purposes of the analysis set out in this Report, in our view it is appropriate to adopt a value for Benitec’s IP in the range of $nil to $15 million, with a midpoint of $7.5 million. The low end of our valuation range reflects the uncertainty associated with the manner in which Benitec will advance its research program in circumstances where it is unable to secure further funding. The high end of our valuation range reflects a value that may be attributable to Benitec’s IP having regard to the comparable companies and company specific factors.

6.2.2	Net Value of Other Assets and Liabilities

To determine an appropriate value for Benitec’s assets and liabilities we have considered the values set out in Benitec’s management accounts as at 30 September 2016. We have further made enquiries of the Directors and Management in relation to any material adjustments required to reflect the fair market value of those assets and liabilities for the purposes of this Report.

Table 6.2 below summarises our view, based on our enquiries of the Directors and Management, of an appropriate value to adopt for Benitec’s assets and liabilities for the purpose of the valuation work set out in this Report.

23	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Table 6.2: Value of Benitec’s Assets and Liabilities

Item	Value (A$’000)	Comments
Assets
Cash and cash equivalents	16,017	Balance as per management accounts as at 30 September 2016 in addition to $2.6 million raised from Tranche 1 capital raising.

Trade and other receivables	6,855	Accrued revenue as per management accounts as at 30 September 2016. Management has advised that approximately $5.9 million relates to R&D tax rebate.

Other current assets	229	Relates to prepayments and security deposits

Property, plant and equipment	426	Book value of plant and equipment as at 30 September 2016.

Security Deposit	59

Total Assets	23,527

Liabilities

Trade and other payables	(663)	Accrued expenses, creditor balances and tax payables as at 30 September 2016.

Provisions	(253)	Provisions relating to annual leave and long service leave as at 30 September 2016.

Total Liabilities	(916)
Net assets / (deficiency) excluding Benitec’s IP	22,611

Source: Benitec’s management account as at 30 September 2016 and BDO CFQ analysis

With reference to Table 6.2 above, we have calculated the net value of Benitec’s assets and liabilities to be a net asset value of approximately $22.6 million.

6.2.3	ABV of Benitec on a Controlling Interest Basis

Table 6.3 below summarises our asset-based valuation of Benitec on a controlling interest basis.

Table 6.3: ABV of Benitec Prior to the Proposed Placement

	Section Reference	Low Value ($’000)	Mid Value ($’000)	High Value ($’000)
Intellectual property	6.2.1	-	7,500	15,000
Other assets and liabilities	6.2.2	22,611	22,611	22,611
Asset-based value of Benitec - controlling interest basis		22,611	30,111	37,611

Source: BDO CFQ Analysis

24	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

6.2.4	Per Share ABV of Benitec on a Controlling Interest Basis

Table 6.4 below summarises our calculation of the value of a share in Benitec on an ABV basis prior to the Proposed Placement having adjusted for options issued by Benitec.

Table 6.4: ABV of Benitec Prior to the Proposed Placement on Per Share Basis

	Low Value ($’000)	Mid Value ($’000)	High Value ($’000)
Asset-based value of Benitec - controlling interest basis	22,611	30,111	37,611
Value of Options(a)	861	1,369	1,947
Value attributable to Benitec ordinary shares - controlling interest basis & adjusted for Benitec’s outstanding options	21,749	28,742	35,664
Value per Benitec share - controlling interest basis & adjusted for Benitec’s outstanding options	0.1237	0.1635	0.2028

Source: BDO CFQ Analysis

(a)	Option value for the 12 tranches of options has been calculated based on a Black Scholes option pricing model adopting a risk free rate of 1.66%, volatility of 80%, dividend yield of 0%, time to maturity based on expiry date for each tranche, and a total of 36,366,203 options on issue. The share price adopted to value the options is the calculated value per Benitec share. This process results in circularity as the value of Benitec relies on the value of the options. To overcome this circularity and value the options, we use an iterative process.

With reference to Table 6.4, our asset-based valuation equates to a value range of $0.1237 to $0.2028 per Benitec ordinary share on a controlling interest basis.

6.3	Market-Based Valuation of Benitec Shares Prior to the Proposed Placement

We have cross-checked our asset-based valuation of a Benitec share using a market-based valuation methodology. We note that a market-based valuation generally provides a value per share on a minority interest basis.

This section sets out our market-based valuation of Benitec ordinary shares by considering:

¡	The recent share trading data of Benitec;

¡	The liquidity of Benitec ordinary shares; and

¡	Recent transactions relating to large parcels of Benitec ordinary shares.

6.3.1	Analysis of Benitec’s Share Trading Data

Benitec’s ordinary shares are listed on the ASX. Information on the recent share trading data of Benitec ordinary shares along with an analysis of recent announcements made by Benitec to the ASX are set out in Section 5.4.1 of this Report.

For the purposes of our market-based valuation, we have assessed the VWAP of Benitec shares over 1 week, 1 month, 3 months, 6 months, 9 months and 12 months prior to 21 October 2016.

25	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Table 6.5: Benitec’s VWAP for Specified Periods Prior to 21 October 2016

Period Prior to 21 October 2016	VWAP
1 Week[1]	$0.0901
1 Month	$0.0906
3 Months	$0.1111
6 Months	$0.1065
9 Months	$0.1295
12 Months	$0.1848

Source: Capital IQ as at 21 October 2016

1 “1 Week” corresponds to five business days, being the period for which the VWAP is observed to determine the pricing to be utilised for the Proposed Placement.

Table 6.5 shows that the VWAP of Benitec shares over the periods specified ranges from $0.0901 to $0.1848.

6.3.2	Liquidity of Benitec Shares

Information on the liquidity of Benitec shares is set out in Section 5.4.2 of this Report.

Assuming a weighted average number of 146,529,100 Benitec shares on issue over the period, approximately 50.24% of the total shares on issue were traded over the 12-month period to 21 October 2016. In our view, this indicates that Benitec shares display a moderate level of liquidity.

6.3.3	Recent Significant Transactions in Benitec Shares

Benitec completed two capital raisings over the 2016 financial year. These transactions included a share issue to Benitec’s hepatitis B program collaborator, Biomics Biotechnologies, to acquire full rights to the pre-clinical program. The second transaction is a NASDAQ IPO listing on the 15 August 2015 for 30 million shares. Table 6.6 below summarises Benitec’s recent capital raisings in the 2016 financial year.

Table 6.6: Benitec Capital Raisings

Date	Transaction	Ordinary Shares Issued	Raising as a % of Benitec Shares Outstanding Prior to Transaction	Transaction Share Price ($)	Transaction Value ($)
15-Jul-15	Biomics issue	647,333	0.56%	0.7724	500,000
15-Aug15	NASDAQ IPO issue	30,000,000	25.74%	0.6488	19,463,000

Source: ASX Announcements, Benitec FY2016 Annual Report BDO CFQ Analysis

With reference to Table 6.6 above, we note the following:

¡	The Biomics issue and IPO issue occurred one month apart (approximately 15-16 months prior to the date of this Report). Share prices in BLT have fallen over 90% since the peak in August 2015 of $0.97 as a result of the Company failing to meet milestones including the termination of its hepatitis C program;

¡	The share trades represented 0.56% and 25.74% of the total shares outstanding prior to the completion of each issue of shares. We consider the capital raisings above to relate to minority parcels of shares;

¡	The Biomics share issue is part of a $2.5 million upfront payment ($2 million cash, $500k shares) for the full rights to a joint venture within hepatitis B from the collaborator, Biomics Biotechnologies;

¡	The largest transaction is the IPO issue on the NASDAQ for 30 million shares on the 15 August 2015. This transaction had a transaction value of $19.46 million before $1.19 million in IPO costs; and

¡	The share issues on the 15 July 2015 and 15 August 2015 collectively amounting to approximately 30.65 million shares with a weighted average price of $0.6514 for a minority interest in the Company.

26	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

6.3.4	Conclusion on MBV (Minority Basis)

Having regard to the information set out above, in our view it is appropriate to adopt a value of $0.09 to $0.14 per Benitec ordinary share on a minority interest basis for our market based valuation.

The low end of our range reflects the recent weakness in the Benitec share price while the high end of the value range we have adopted has regard to the high share prices over the previous six month period. We are of the view that the weighted average price of $0.6514 from the two share issues in July and August 2015 are outdated as the Company has missed key milestones post this time.

6.3.5	Conclusion on MBV (Controlling Interest Basis)

We note that the price of a company’s shares observed on an exchange represents the value of those shares on a minority interest basis. For the purpose of assessing the Proposed Transaction, and in accordance with the requirements of RG111, the value to adopt for Benitec prior to the Proposed Transaction is to be a controlling interest basis.

A controlling interest in a company is generally regarded as being more valuable than that of a minority interest as it may provide the owner with the following:

¡	Control over the operating and financial decisions of the company;

¡	The right to set the strategic direction of the company;

¡	Control over the buying, selling and use of the company’s assets; and

¡	Control over appointment of staff and setting of financial policies.

The increase in value for a controlling interest is often observed where an acquirer launches a takeover bid, or some other mechanism for control, for another company. Empirical research suggests that control premiums are typically within the range of 20% to 40% which is broadly consistent with our recent transaction analysis which found control premiums in the range of 27.86% to 58.96% (refer to Appendix C for our control premium research).

To determine a value of Benitec on a controlling interest basis for the purpose of the analysis set out in this Report, it is our view that it is appropriate to adopt a control premium for Benitec of 30%.

Table 6.7 below summarises the value per Benitec share on a controlling interest basis prior to the Proposed Transaction.

Table 6.7: Value per Benitec Share on a Controlling Interest Basis

	Low	Mid	High
Value per Benitec share on a minority interest basis	$0.0900	$0.1150	$0.1400
Control premium	30%	30%	30%
Value per Benitec share on a controlling interest basis	$0.1170	$0.1495	$0.1820

Source: BDO CFQ analysis

In our view, based on the MBV methodology, the value per Benitec share is within the range of $0.1170 and $0.1820 on a controlling interest basis.

6.4	Value per Benitec Share Prior to the Proposed Placement

Having regard to our valuation of Benitec shares, in our view, for the purpose of our assessment of the Proposed Placement it is appropriate to adopt a value in the range of $0.1237 and $0.2028 per Benitec share on a controlling interest basis. This valuation range was determined primarily having regard to the ABV and is, in our view, supported by our MBV. For completeness, we note that the valuation range calculated above is relatively wide. It is our view that it is appropriate to adopt a relatively wide range having regard to the relatively early stage of commercialisation of the key asset of Benitec and the nature of its pipeline programs.

Valuing novel biotechnology programs at such early stages contains significant uncertainty and is highly subjective. In our view, the value of biotechnology companies may increase or decrease materially over short time periods depending on the ability to meet certain milestones. Users of this Report should refer to Section B.6 of Appendix B for a discussion of the risks associated with investing in a biotech company.

27	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

6.5	Value per Benitec Share Post the Proposed Placement

A valuation of Benitec shares post the Proposed Placement is not possible as at the date of this Report for reasons which include the following:

¡	A valuation of Benitec post the Proposed Placement requires an estimate of the issue price of shares under the Proposed Placement, the number of shares to be issued and an indication of whether any further shares will be issued under the Broader Placement;

¡	The issue price of shares under the Proposed Placement and/or Broader Placement is based on future market prices and has not yet been set;

¡	The quantity of shares to be issued under the Proposed Placement and/or Broader Placement is undetermined and will depend on the amount of capital Benitec needs to raise at the time and the prevailing share price; and

¡	Benitec are in the process of negotiating the Collaboration Agreement with Nant and preparing a new scientific development plan and budget. Depending on the terms of the Collaboration Agreement if it is eventually signed, this may represent a significant milestone for Benitec and materially impact the share price.

28	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

7.0	Assessment of Fairness

7.1	Methodology to Assess Fairness

Typically to assess fairness in control transactions similar to the Proposed Placement we are required to consider the value of a share prior to the transaction on a controlling interest basis and compare this to the value of a share on a minority interest basis following the issue of the shares. However, this form of analysis is complicated in the circumstance of the Proposed Placement given that it not possible to calculate a value of Benitec following the Proposed Placement for the reasons set out in Section 6.5 above.

Having regard to the above factors, it is our view that to assess the fairness of the Proposed Placement it is appropriate to:

¡	Consider whether the pricing mechanism provides an opportunity for existing Benitec shareholders to receive a control premium; and

¡	Consider a valuation analysis post the Proposed Placement by having regard to a scenario analysis.

In our view it is not possible to complete a more definitive valuation analysis at the date of this Report as the issue price for shares under the Proposed Placement and/or Broader Placement is not known.

7.2	Pricing Mechanism

As stated above, in our view it is appropriate to assess the fairness of the Proposed Placement by considering the pricing mechanism and whether it allows an opportunity for existing Benitec shareholders to receive a control premium as part of the Proposed Placement.

As set out in Section 3.1 of this Report, under the Proposed Placement, the price that shares will be issued at under the Proposed Placement will be equal to either the 7 day VWAP prior to issue or the price that shares are issued at under the Broader Placement (which is a minimum of 80% of the Company’s market price measured having regard to a 5 day VWAP).

Both methods for setting the share price under the Proposed Placement have reference to market prices. Given that market prices are typically reflective of minority trading values, it is our view there is limited opportunity for Nant to be paying a price inclusive of a control premium under the Proposed Placement.

7.3	Scenario Analysis

To assist Benitec shareholders understand the possible value of the control premium they are forgoing, we have updated our ABV calculation from Section 6.2 above assuming that the Proposed Placement is completed. For the purpose of this calculation we have assumed:

¡	The starting point for our scenario analysis is the mid-point value calculated under our ABV of $0.1635 per Benitec share (refer Section 6.2) adjusted for a minority interest discount of 23% (calculated as the inverse of the control premium of 30% adopted in Section 6.3.5 above3);

¡	Two capital raising scenarios as follows:

―	the Proposed Placement is completed in full (i.e. additional 29,305,819 shares issued to Nant); and

―	the Broader Placement is completed in full (i.e. a total of 60 million shares issued to Nant and other sophisticated/institutional investors);

¡	Issue price scenarios of $0.10, $0.20 and $0.30 (for a total of six scenarios).

Our scenario analysis is set out in Table 7.1 below.

3 Calculated as: 1-1/(1 + control premium)

29	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Table 7.1: Scenario Analysis of Per Share Value Post the Proposed Placement

	$0.10	$0.20	$0.30
	Issue price ($)	Issue price ($)	Issue price ($)
Mid-point of ABV per share on controlling interest basis - Prior to the Proposed Placement	0.1635	0.1635	0.1635
Value per share on minority interest basis- Proposed Placement Only	0.1200	0.1304	0.1408
Value per share on minority interest basis - Broader Placement Completed in Full	0.1147	0.1334	0.1519

Source: BDO CFQ Analysis

Having regard to the scenario analysis set out in Table 7.1 above, we note the following:

¡	The value per share on a minority basis assuming full subscription by Nant to the Proposed Placement is $0.1200, $0.1304 and $0.1408 for share issue price of $0.10, $0.20 and $0.30 respectively. These share values are all lower than the mid-point ABV share value on a controlling basis of $0.1635 (see Section 6.2);

¡	The value per share on a minority basis assuming full subscription of the Broader Placement is $0.1147, $0.1334 and $0.1519 for share issue price of $0.10, $0.20 and $0.30 respectively. These share values are all lower than the mid-point ABV share value on a controlling basis of $0.1635 (see Section);

¡	The values of shares following the Broader Placement scenario is lower than the value of shares issued following the Proposed Placement scenario at a $0.10 issue price as more shares are issued at a lower price which results in extra dilution; and

¡	The values of shares following the Broader Placement scenario is higher than the value of shares issued following the Proposed Placement scenario at a $0.30 issue price as more shares are issued at a higher price which leads to share price accretion.

7.4	Conclusion on Fairness

In our opinion, after consideration of all issues including those set out above in this section of this Report, it is our view that, in the absence of any other information, the Proposed Transaction is Not Fair to the Benitec Nonassociated Shareholders as at the date of this Report.

30	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

8.0	Reasonableness of the Proposed Placement

This section is set out as follows:

¡	Section 8.1 outlines the advantages of the Proposed Placement to Benitec shareholders;

¡	Section 8.2 outlines the disadvantages of the Proposed Placement to Benitec shareholders;

¡	Section 8.3 considers the pricing mechanism for the Proposed Placement;

¡	Section 8.4 considers the position of Benitec shareholders if the Proposed Placement is not approved; and

¡	Section 8.5 provides our assessment of the reasonableness of the Proposed Placement.

8.1	Advantages of the Proposed Placement

Table 8.1 below outlines the potential advantages to Benitec shareholders of approving the Proposed Placement.

Table 8.1: Potential Advantages of the Proposed Placement

Advantage	Explanation

Funding to advance the development of the ddRNAi technology

Benitec’s technology projects are early stage and the Directors are of the view that it will be difficult to reach any meaningful milestone with the Company’s current cash balance of approximately $16 million following the Tranche 1 placement. If the Proposed Placement is approved, Benitec will secure further funding (the exact amount will depend on the share price at the time) to assist in the scientific collaboration with Nant and also Benitec’s current programs.

The Directors have advised that they considered a number of alternatives for a large scale capital raising and found the market conditions challenging without clinical data. The Directors have advised that they have been approached by market participants with preliminary offers. These offers have been rejected by the Directors for a range of reasons, including their view on the value of the assets of Benitec, and their unwillingness to commit to the development of the ddRNAi technology.

By securing funding from Nant, Benitec has obtained capital in addition to support to further the development of its ddRNAi technology which is in line with the Company’s existing objectives.

Cornerstone investor with industry experience

If the Proposed Placement is approved, Nant Capital, LLC will increase its relevant interest in the Company from 19.9% to a level up to 28.57% and strengthen its position as a cornerstone investor of the Company. Nant are part of a major US pioneer of novel therapeutics and are knowledgeable in Benitec’s technologies and marketplace. As cornerstone investor, the Directors are of the view Nant is likely to provide additional skills/experience/expertise to Benitec in several ways including through:

¡    Nant’s network of oncology experts, clinicians, opinion leaders and scientists. We specifically note that the Directors have been considering ways to leverage Nant’s industry expertise with the result being that Benitec and Nant are planning an oncology-focused research and development collaboration in which Benitec would lead clinical development and preclinical evaluation of several assets. The collaboration is subject to ongoing negotiation and further details are currently intended to be released to the market during the fourth quarter of 2016;

¡    The experience, expertise and networks from founder and chairman of Nant, Dr. Patrick Soon-Shiong. Apart from Dr. Soon-Shiong’s extensive technical background, he has also served as founder, chairman and CEO of two global pharmaceutical companies that have since been acquired for multi-billion dollars; and

¡    The proposal to appoint Dr Jerel Banks, Chief Investment Officer of NantVentures, to the Board of Benitec.

31	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Advantage	Explanation

Equity funding without the debt servicing commitments implicit in hybrid or debt instruments	The Proposed Placement will provide equity funding for Benitec. Benitec will be able to focus on developing its operations without being concerned about interest commitments and other obligations associated with servicing debt and/or other hybrid instruments such as convertible notes. Another advantage of equity financing is that there is less likely to be a claim on the assets of Benitec in circumstances of financial distress.

Access to capital markets for further funding	While the Proposed Placement will provide funds to Benitec to progress the development of its ddRNAi technology, the Directors expect that significant additional capital will be required as the ddRNAi technology progresses towards commercialisation. Having a prominent US biotech company such as Nant as a cornerstone investor may increase market awareness of Benitec and present greater opportunities to access funds through capital markets in the future.

Benitec shareholders collectively retain control	If the Proposed Transaction is approved, Nant’s relevant interest will increase from 19.9% to an amount up to approximately 28.57%. At this level Nant will not be in a position to control Benitec as their interest will remain less than 50%.

Source: BDO CFQ analysis

8.2	Disadvantages of the Proposed Placement

Table 8.2 below outlines the potential disadvantages to Benitec shareholders of approving the Proposed Placement.

Table 8.2: Potential Disadvantages of the Proposed Placement

Disadvantage	Explanation

The Proposed Placement is not fair	As set out in Section 8.0, in our view the Proposed Placement is not fair to the Benitec shareholders as at the date of this Report.

Dilution of Benitec shareholders’ interests	If the Proposed Placement is accepted, Benitec shareholders will hold a diluted interest in Benitec’s assets and will be required to share a greater portion of any commercialisation upside in the asset portfolio with Nant.

Ability to pass or block a special resolution	In order to pass a special resolution a company is required to obtain votes from 75% or more of its shareholders. Prior to the Proposed Placement and as set out in Table 5.3 (see Section 5.3.1), Benitec’s largest shareholder had an interest below 20% (the level often regarded as providing a shareholder with significant influence). If the Proposed Placement is approved, Nant may have a relevant interest of up to 28.57% in Benitec. With a shareholding of this level, Nant will be able to block any special resolutions if they vote against them.

Potential for a significant number of Benitec shares to be sold on the open market

If the Proposed Placement is approved, Nant will be issued a maximum of 29,305,819 (subject to share price) new shares in Benitec and have a total relevant interest in the Company of 28.57%. We note under the terms of the Share Subscription Agreement, there is no binding restriction on Nant selling their Benitec shares on the open market.

If the Proposed Placement is approved, Nant in the future may elect to sell some or all of its Benitec shares on the open market. This may place downward pressure on the share trading price of Benitec if the increased supply of Benitec shares sufficiently outweighs the demand for Benitec shares.

Source: BDO CFQ analysis

8.3	Pricing Mechanism for the Proposed Placement

As set out in Section 3.1, the price that shares will be issued at to Nant Capital, LLC under the Proposed Placement is not currently known and will be set having regard to the prevailing market price at the time (i.e. either the 7 day VWAP or the price set by the Broader Placement). In considering the uncertain price for the Proposed Placement, we considered a number of issues including the following:

¡	The price for the Proposed Placement will be set by the market, either having regard to Benitec’s 7 day VWAP or the price that Benitec conducts the Broader Placement at;

32	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

¡	It is not unusual for transactions involving the issue of shares to a cornerstone investor to be set at a 7 day VWAP;

¡	The price for the Broader Placement will be determined following negotiations between the Company and the relevant institutional/sophisticated investors proposing to complete the Broader Placement. While it is not uncommon for placements to occur at a discount to the closing bid price at the time, the discount for the Broader Placement cannot exceed a 20% discount to the 5 day VWAP at the time of issue;

¡	The only situation that Nant can require Benitec to issue shares is if the Collaboration Agreement is signed and Benitec has negotiated and is proceeding with the Broader Placement. In this circumstance, the issue price for the shares will be the same as the issue price under the Broader Placement;

¡	The Directors consider prevailing market conditions at the time before committing to raise further capital from either Nant or as part of the Broader Placement; and

¡	To advance its projects to clinical trials Benitec will be required to raise further capital post Tranche 1. There is no guarantee that Benitec will be able to raise capital on superior terms to those used to set the price of the capital raising under the Proposed Placement.

8.4	Potential Position of Benitec Shareholders if the Proposed Placement is Not Approved

Table 8.3 below outlines the potential position of Benitec shareholders if the Proposed Placement is not approved.

Table 8.3: Potential Position of Benitec Shareholders if the Proposed Placement is Not Approved

Position of Shareholders	Explanation

Benitec shareholders will continue to own 100% of the Company	The current Benitec shareholders will continue to own 100% of the Company and be entitled to any potential upside or downside risks associated with the future earnings and value of Benitec. Benitec shareholders will share any benefits or losses that may arise from Benitec’s operations and future endeavours.

Benitec may be required to source other avenues to utilise its ddRNAi technology	As set out in Section 5.2.5 of this Report, the remaining patent life for the gene silencing technology is approximately three years. If the Proposed Placement is not approved, there may be less opportunity to collaborate with NantWorks in maximising the usage of the remaining patent life of Benitec’s ddRNAi technology. This may result in the Company requiring to identify alternatives to progress and/or utilise its ddRNAi technology. The directors are not currently aware of any alternatives immediately available that would provide a greater opportunity than that provided by the proposed collaboration with NantWorks.

Benitec will require alternative capital raising	Benitec will be required to seek alternative methods of raising capital in order to fund the development of the ddRNAi technology. We have been advised by the Directors that raising equity on terms similar to the Proposed Placement will be difficult based on the feedback they have received from the market to date and given the early stages of Benitec’s projects. In circumstances where Benitec is unable to raise additional capital, the Company may not be in a position to further develop the ddRNAi technology.

Benitec will not be able to recover the costs incurred in relation to the Proposed Placement	If the Proposed Placement is not approved, Benitec will not be able to recover the costs incurred in relation to the Proposed Placement.

Effect on Benitec share price	In the event that the Proposed Placement is not approved, the share price of Benitec may differ materially from the share price in the period following the announcement on 24 October 2016. If alternative funding cannot be secured in the short term, the market may not react favourably, and the share price may decrease.

Source:	BDO CFQ analysis

8.5	Assessment of the Reasonableness of the Proposed Placement

In our opinion, after considering all of the issues set out in this Report, it is our view that in the absence of any other information, the Proposed Placement is Reasonable to Benitec shareholders as at the date of this Report.

33	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

9.0	Sources of Information

This Report has been prepared using information obtained from sources including the following:

¡	Benitec company website (http://www.benitec.com/);

¡	NantVentures company website (http://www.nantventures.com/)

¡	Benitec ASX announcements;

¡	Benitec Annual Reports for the year ended 30 June 2014, 2015 and 2016;

¡	Various transaction documents including the Share Subscription Agreement and Notice of Meeting;

¡	Capital IQ;

¡	IBISWorld;

¡	Various other research publications and publicly available data as sourced throughout this Report; and

¡	Various discussions and other correspondence with Benitec directors, management and their advisers.

34	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

10.0	Representations, Indemnities and Warranties

Benitec has agreed to our usual terms of engagement in addition to the indemnities and representations set out below.

10.1	Indemnities

In connection with BDO CFQ’s engagement to prepare this Report, Benitec has agreed to indemnify and hold harmless BDO CFQ, BDO (QLD) or any of the partners, directors, agents or associates (together ‘BDO Persons’), to the full extent lawful, from and against all losses, claims, damages, liabilities and expenses incurred by them. Benitec will not be responsible, however, to the extent to which such losses, claims, damages, liabilities or expenses result from the negligent acts or omissions or wilful misconduct of any BDO Persons.

Benitec agrees to indemnify BDO Persons in respect of all costs, expenses, fees of separate legal counsel or any other experts in connection with investigating, preparing or defending any action or claim made against BDO Persons, including claims relating to or in connection with information provided to or which should have been provided to BDO CFQ by Benitec (including but not limited to the directors and advisers of Benitec) as part of this engagement.

10.2	Representations and Warranties

Benitec has recognised and confirmed that, in preparing this Report, except to the extent to which it is unreasonable to do so, BDO Persons have used and relied on publicly available information and on data, material and other information furnished to BDO Persons by Benitec, its management, and other parties, and may assume and rely upon the accuracy and completeness of, and is not assuming any responsibility for independent verification of, such publicly available information and the other information so furnished.

Management represent and warrant to BDO Persons that all information and documents furnished by Benitec (either directly or through its advisors) in connection or for use in the preparation of this Report do not, at the time so furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein.

Benitec has acknowledged that the Company’s engagement of BDO CFQ is as an independent contractor and not in any other capacity including a fiduciary capacity.

35	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

11.0	Experience, Disclaimers and Qualifications

BDO CFQ has extensive experience in the provision of corporate finance advice, including takeovers, valuations and acquisitions. BDO CFQ holds an Australian Financial Services Licence issued by ASIC for preparing expert reports pursuant to the ASX Listing Rules of the ASX and the Corporations Act.

BDO CFQ and its related parties in Australia have a wide range of experience in transactions involving the advising, auditing or expert reporting on companies that have operations domestically and in foreign jurisdictions. BDO in Queensland and in Australia is a national association of separate partnerships and entities and is a member of the international BDO network of individual firms.

Steven Sorbello and Mark Whittaker have prepared this Report with the assistance of staff members. Mr Sorbello and Mr Whittaker are directors of BDO CFQ and have extensive experience in corporate advice and the provision of valuation and business services to a diverse range of clients, including large private, public and listed companies, financial institutions and professional organisations.

This Report has been prepared at the request of the directors of Benitec to provide Benitec Non-associated Shareholders with information to assist them to decide whether to vote in favour of or against the Proposed Placement. BDO CFQ hereby consents to this Report being used for that purpose. Apart from such use, neither the whole nor any part of this Report, nor any reference thereto may be included in or with, or attached to any document, circular, resolution, statement, or letter without the prior written consent of BDO CFQ.

BDO CFQ takes no responsibility for the contents of other documents supplied in conjunction with this Report. BDO CFQ has not audited or reviewed the information and explanations supplied to us, nor has it conducted anything in the nature of an audit or a review of any of the entities mentioned in this Report. However, we have no reason to believe that any of the information or explanations so supplied is false or that material information has been withheld.

Any forecast information which has been referred to in this Report has been prepared by the relevant entity and is generally based upon best estimate assumptions about events and management actions, which may or may not occur. Accordingly, BDO CFQ cannot provide any assurance that any forecast is representative of results or outcomes that will actually be achieved.

With respect to taxation implications of the Proposed Placement, it is strongly recommended that Benitec shareholders obtain their own taxation advice, tailored to their own particular circumstances.

APES 225 ‘Valuation Services’ issued by the Accounting Professional & Ethical Standards Board sets out mandatory requirements for the provision of quality and ethical valuation services. BDO CFQ has complied with this standard in the preparation of this Report.

The statements and opinions included in this Report are given in good faith and in the belief that they are not false, misleading or incomplete. This Report is current as at 28 October 2016.

BDO Corporate Finance (QLD) Ltd

Steven Sorbello	Mark Whittaker
Director	Director

36	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Appendix A:          Industry Overview

As discussed in Section 5, Benitec’s principal activity is to develop treatments for chronic and life-threatening human diseases based on its patented gene-silencing technology, DNA-directed RNA interference (‘ddRNAi’). Having regard to this principal activity, this section provides a brief overview of the biotechnology industry in Australia and the US. We also provide a summary of the markets for the development of treatments for chronic and life-threatening human diseases. This section provides a summary only and is not intended to be a comprehensive analysis of these markets.

The information presented in this appendix has been compiled from a range of publicly available sources, together with information taken from various databases which we subscribe to. BDO has not independently verified any of the information and we recommend that users of this Report refer to the original source of any information listed in this section. This section should be referred to as a broad guide only

A.1	Biotechnology in Australia[1]

Australia’s biotechnology industry is considered the fourth strongest in the world, ranked closely with the United Kingdom, Canada, Germany and France. The United States is the global leader and generates an estimated 60% of global revenue. Other major markets include emerging nations such as China, South Korea, India and Taiwan which are investing heavily in their biotechnology industries.

The Australian biotechnology industry focuses on the areas of human health, agriculture, industry, environment and natural resource recovery, and food production and processing. Figure A.1 illustrates the product and service segmentation of the Australian biotechnology industry based on the number of companies operating in each sector in 2014-2015.

Figure A.1: Australian Biotechnology Industry Products and Services Segmentation

 Source:       IBISWorld Industry Report X001: Biotechnology in Australia, May 2016

Rising incomes and an aging population has increased the demand for life-enhancing and life-extending biopharmaceuticals products. Key areas include regenerative medicine and those combatting lifestyle issues such as diabetes and obesity. As a result, human health related biotechnology activities have increased in recent years, accounting for 52.5% of activity in 2014-2015.

Human health biotechnology is mostly composed of therapeutics, diagnostics and vaccines. The main therapeutics include biotechnology derived proteins, antibodies and enzymes, and genetic therapies. Examples of diagnostic products are tests for protein markers or specific genes.

1 Information in this section has been sourced from IBISWorld Industry Report X0001: Biotechnology in Australia, May 2016.

37	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Increasing farm productivity and output through research into genetically modified crops is a core activity of the agricultural biotechnology segment, which accounts for 16% of the total industry. Similarly, applications in animal agriculture such as genetic mapping are used to identify disease resistant animals and specific genes related to health defects.

The Australian Biotechnology industry consists of a large number of small to medium sized R&D intensive companies, with the top four participants accounting for 18% of the market share. Many of the companies discover and patent technologies which are then licensed to larger pharmaceutical producers for manufacturing and marketing.

The Australian biotechnology industry is considered to be in the growth phase of the industry life cycle as a result of the rapid development of new technologies and continuous new entrants to the industry. Notwithstanding the numerous new companies, the industry is characterised by high barriers to entry, medium and increasing competition, high relative levels of labour costs, accelerating technology change and heavy regulation.

The development of new products in the biotechnology industry is heavily influenced by regulation and policy in the jurisdiction in which the drug is being developed and marketed. In Australia, the major regulatory bodies and policy guidelines are set by Biotechnology Australia, the Australian Pesticide and Veterinary Medicine Authority, AusBiotech and the Commonwealth Therapeutic Goods Act 1989.

A.2	Biotechnology in the U.S.

The United States biotechnology industry is the largest in the world, with a total market value of US$890 billion. As of 2015, there are 2,772 separate companies, employing 130 thousand people and generating almost US$108 billion in annual revenue (Statista, 2016)2. Similar to Australia, the industry focuses on human health, agriculture, industry, environment, natural resource recovery and food production and processing.

The U.S. biotechnology industry has low concentration and is characterised by a large number of small companies specialising in a single product line or service. This trend is likely to continue as 12 ‘blockbuster’ patents, with combined annual revenue of US$67 billion, expire in the next four years - opening up the market to generic drugs (Patrick, 2015)3. The strength of the industry is apparent in the world’s leading companies. Four of the five world’s largest companies are based in the US with a combined market capitalisation of US$489 billion.

The aging population and increasing prevalence of chronic conditions is a driving factor in the rising demand for biotechnology healthcare products. As R&D translates into products and services for unmet needs, a larger proportion of companies will generate profit - attracting further capital. In recent years the U.S. biotechnology industry regulator, the Food and Drug Administration (FDA) has significantly incentivised R&D by reducing the time to market for drugs granted “Breakthrough Therapy” designation (FDA, 2014)4. It is expected that this will further drive R&D and revenue growth in the future.

2 Statistics. (2016). Statistics and facts about the biotech industry. Retrieved 10 11, 2016, from Statistica: https://www.statista.com/topics/1634/biotechnology-industry/

3 Patrick, M. (2015, July 2). Patents and the Biotechnology Sector. Retrieved 10 11, 2016, from Market Realist: http://marketrealist.com/2015/07/patents-biotechnology-sector/

4 FDA. (2014, September 15). Breakthrough Therapy. Retrieved 10 11, 2016, from U.S. Food and Drug Administration: http://www.fda.gov/ForPatients/Approvals/Fast/ucm405397.htm

38	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

A.3	Drug Development Process

Table A.1 below summarises the drug development process followed in Australia and the US.

Table A.1: Drug development process

Stage	United States & Australian Process ||||

Discovery and Development

■     Investigation into disease processes and large scale testing of molecular compounds.

■     Use of existing treatments in new ways.

■     Development and application of new technologies.

■     Experimentation on new compound gathering information on:

—    How it is absorbed, distributed, metabolised and excreted;

—    Potential benefit & mechanisms of action;

—    Dosage & administration; and

—    Side effects (toxicity).

Preclinical Research

There are two types of preclinical research:

1.     In vitro: studies performed with microorganisms outside their normal biological context; and

2.     In vivo: studies performed on whole, living organisms.

These studies must provide detailed information on dosing and toxicity levels. The findings of preclinical studies are reviewed to decide whether the drug should be tested on humans.

Designed to answer specific research questions and must follow strict study protocols.

■ Phase 1: — Conducted over several months; — Requires 20-100 healthy volunteers or people with the disease/condition; and — Purpose is to understand the safety and dosage requirements.

Clinical Studies

■     Phase 2:

—    Conducted over several months to two years;

—    Requires up to several hundred people with the disease/condition; and

—    Purpose is to understand the efficacy and side effects of the new drug.

■ Phase 3: — Conducted over one to four years; — Requires 300-3,000 volunteers with the disease/condition; and — Purpose is to understand the efficacy of the drug and monitor any adverse reactions.

Regulator Review/Approval

The review process within the US is as follows:

■     Drug developer submits New Drug Application (NDA) that includes clinical results to FDA;

■     FDA review committee begins a six to ten month process in determining its approval;

■     Once the new drug is determined to be safe and effective for its intended use, the FDA will work closely with manufacturer to refine prescribing information.

The review process within Australia is as follows:

■     Drugs are approved for sale by Therapeutic Goods Association (TGA) if:

—    Phase 3 trial results meet efficacy and safety standards; and

—    Quality manufacturing standards are met.

Post Market Safety Monitoring

Regulatory body reviews reports of problems with drugs and adds cautions to the dosage or usage information as well as other methods for more serious issues. A further clinical study is also carried out:

■     Phase 4:

—     Requires several thousand volunteers with the disease/condition; and

—     Purpose is to further ensure safety and understand the drug’s efficacy.

Source: FDA, 2015[5] and NPS Medicine Wise, 2012[6]

5 FDA. (2014, September 15). Breakthrough Therapy. Retrieved 10 11, 2016, from U.S. Food and Drug Administration: http: / /www. fda.gov/ ForPatients/Approvals/ Fast/ucm405397. htm

6 NPS Medicine Wise. (2012, 10 25). TCA Approval for Sale. Retrieved 10 11, 2016, from NPS Medicine Wise: http://www.nps.org.au/topics/how-to-be-medicinewise/regulation-clinical-trials/tga-approval

39	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Appendix B:         Common Valuation Methodologies

A ‘fair market value’ is often defined as the price that reflects a sales price negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller, with both parties at arm’s length. The valuation work set out in this Report assumes this relationship.

There are a number of methodologies available to value an entity at fair market value. In preparing this Report, we have considered, amongst other metrics, the valuation methodologies recommended by ASIC in RG 111: Content of Expert Reports. The methodologies include those mentioned directly below.

B.1	Discounted Cash Flows (DCF)

The DCF approach calculates the value of an entity by adding all of its future net cash flows discounted to their present value at an appropriate discount rate. The discount rate is usually calculated to represent the rate of return that investors might expect from their capital contribution, given the riskiness of the future cash flows and the cost of financing using debt instruments.

In addition to the periodic cash flows, a terminal value is included in the cash flow to represent the value of the entity at the end of the cash flow period. This amount is also discounted to its present value. The DCF approach is usually appropriate when:

■	An entity does not have consistent historical earnings but is identified as being of value because of its capacity to generate future earnings; and

■	Future cash flow forecasts can be made with a reasonable degree of certainty over a sufficiently long period of time.

Any surplus assets, along with other necessary valuation adjustments, are added to the DCF calculation to calculate the total entity value.

B.2	Capitalisation of Maintainable Earnings (CME)

The CME approach involves identifying a maintainable earnings stream for an entity and multiplying this earnings stream by an appropriate capitalisation multiple. Any surplus assets, along with other necessary valuation adjustments, are added to the CME calculation to calculate the total entity value.

The maintainable earnings estimate may require normalisation adjustments for non-commercial, abnormal or extraordinary events.

The capitalisation multiple typically reflects issues such as business outlook, investor expectations, prevailing interest rates, quality of management, business risk and any forecast growth not already included in the maintainable earnings calculation. While this approach also relies to some degree on the availability of market data, the multiple is an alternative way of stating the expected return on an asset.

The CME approach is generally most appropriate where an entity has historical earnings and/or a defined forecast or budget. Further, a CME is usually considered appropriate when relevant comparable information is available.

B.3	Asset Based Valuation (ABV)

An ABV is used to estimate the fair market value of an entity based on the book value of its identifiable net assets. The ABV approach using a statement of financial position alone may ignore the possibility that an entity’s value could exceed the book value of its net assets, however, when used in conjunction with other methods which determine the value of an entity to be greater than the book value of its net assets, it is also possible to arrive at a reliable estimate of the value of intangible assets including goodwill.

Alternatively, adjustments can be made to the book value recorded in the statement of financial position in circumstances where a valuation methodology exists to readily value the identifiable net assets separately and book value is not reflective of the true underlying value. Examples of circumstances where this type of adjustment may be appropriate include when valuing certain types of identifiable intangible assets and/or property, plant and equipment.

The ABV approach is most appropriate where the assets of an entity can be identified and it is possible, with a reasonable degree of accuracy, to determine the fair value of those identifiable assets.

40	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

B.4	Market Based Valuation (MBV)

An MBV methodology determines a value for an entity by having regard to the value at which securities in the entity have recently been purchased. This approach is particularly relevant to:

■	Entities whose shares are traded on an exchange. The range of share prices observed may constitute the market value of the shares where a sufficient volume of shares is traded and the shares are traded over a sufficiently long period of time; and/or

■	Entities for which it is possible to observe recent transactions relating to the transfer of relatively large parcels of shares (e.g. recent capital raisings).

For listed entities, the range of share prices observed may constitute the market value of the shares where sufficient volumes of shares are traded and the shares are traded over a sufficiently long period of time. Share market prices usually reflect the prices paid for parcels of shares not offering control to the purchaser.

B.5	Relative Valuation

Relative valuations are typically used to value early stage biotechnology companies by considering the value of broadly comparable listed entities which are at a similar stage of the biotechnology product life cycle to the company being valued and extrapolating the value of the listed entities to determine the value of the company being valued.

When conducting a relative valuation it is necessary to have regard to several company specific factors to determine exactly how comparable listed entities operating in the biotechnology industry are to the company being valued. These factors include:

■	The number of potential products each company has;

■	The current phase of the product life cycle that each of the company’s products is at;

■	The period of time that each company has spent developing products having specific regard to the current phase of development of the products and the length of time spent in the trial phase;

■	The size of the potential market that each of the company’s products are being targeted at;

■	The quality of each company’s management;

■	The risk that the product being developed will be superseded, restricting the potential sales that can be obtained; and

■	Any other factors that may materially impact value such as pre-existing royalty income streams.

As a general rule, an indicative value of a company’s IP can be determined through the difference between the market capitalisation and NTA. The rationale behind this methodology is that the market capitalisation takes into account the market’s value on the company including the company’s IP. Differences between the market capitalisation and NTA can provide an indicative market value of the company’s IP.

B.6	General Risks Associated With the Valuation of Biotechnology Companies

Biotechnology companies are typically exposed to a number of general risks which may affect their financial performance and consequently have an impact on their valuation. Table B.1 below summarises a number of the general risks which we have had regard to in our valuation. We note that this is not an exhaustive list of all the possible risks that such companies could face.

Table B.1: Risks Associated with the Valuation of Biotechnology Companies

Risk	Explanation

Large global competitors	Small biotechnology companies have to compete with numerous other companies in the fields of drug development. Many of these companies are better resourced and financed and have significant competitive advantages in areas such as manufacturing, regulatory affairs and marketing and distribution. These larger companies often have a global presence and are capable of rapid market entry. Where a small company creates a new market, the established competitors can grab market share through price cutting and aggressive promotional campaigns. These companies also have the resources to fund expensive and often lengthy legal disputes relating to intellectual property rights.

41	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Risk	Explanation

Ability to raise funding	Biotechnology companies require funding to carry out their research and development, obtain regulatory approval, commercialisation and marketing of their products. A biotechnology company’s ability to raise this funding is dependent upon a number of factors, some of which may be outside of the company’s control, including economic and market conditions prevailing at the time.

Conduct of trials and ability to recruit patients

Clinical trials generally require the adherence to stringent regulatory requirements relating to factors such as the design and methodology of the trials, the process of selecting candidates, clinical procedures, and ethical requirements. There is a risk that trials conducted by biotechnology companies may be in breach of some of these requirements which may affect the validity of the trial or lead to additional expenses being incurred to rectify any issues in this regard. Biotechnology companies often engage and rely upon third parties to conduct clinical trials on their behalf and there is a risk that such third parties may not perform as contractually required or expected.

In conducting the clinical trials there is a risk that recruitment of patients or subjects for the trials may take much longer than anticipated by the biotechnology company. There is also a risk that a larger than expected number of patients may drop out of the trial before completion.

Trial results	The results of clinical trials are uncertain by nature. Biotechnology companies face the risk that the actual results of clinical trials at each phase of the drug development process may be less favourable than anticipated. This may require costly reformulations of the drugs being trialled or even abandonment of the technology altogether. Such actions are likely to negatively impact the financial performance of the company.

Regulatory approval	Biotechnology companies may fail to obtain regulatory approval for their products. Even in instances where regulatory approval is obtained, there is a risk that the process of obtaining approval will require more time than anticipated by the biotechnology company.

Market penetration	Even upon successful commercialisation of an approved drug, there is a risk that a biotechnology company may not be able to penetrate the existing market for the particular therapy and achieve its target market share.

Intellectual property

Early stage biotechnology companies face significant risks in relation to their IP. There is a risk that a company may be unable to obtain patents for its technology due to various reasons. Some of these reasons include factors such as conflicts with existing patents owned by other companies and the costs associated with obtaining patents.

Biotechnology companies are often required to obtain patents in more than one country and may have to follow a number of application processes which can differ significantly between jurisdictions. Once a company has obtained patents for its technology, a biotechnology company still faces the risk that its patent may be challenged or in some cases deemed ineffective, by future applications of other companies. The possibility of expensive and often lengthy legal disputes in relation to IP rights is not uncommon in the biotechnology industry.

Uncertainty of costs	It is often difficult for early stage biotechnology companies to ascertain the total costs associated with the commercialisation of a particular technology as these costs are incurred in the latter stages of the drug development process. There is a risk that actual costs for these latter stages are significantly higher than had been anticipated.

Discovery of new alternative therapies	All biotechnology companies face the risk that a new alternative therapy may be discovered by a competitor for the same disease or condition that a particular biotechnology company may be targeting. It is possible that the alternative therapies produced by competitors may be more effective and superior to that of the biotechnology company.

Source: BDO CFQ

42	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Appendix C:         Control Premium Analysis

A controlling interest in a company is usually regarded as being more valuable than a minority interest as it provides the owner with control over the operating and financial decisions of the company, the right to set the strategic direction of the company, control over the buying, selling and use of the company’s assets, and control over appointment of staff and setting financial policies.

The increase in value for a controlling interest is often observed where an acquirer launches a takeover bid for another company. For the purposes of our research on control premiums, we have defined a controlling interest to be an interest where the acquirer has acquired a shareholding of greater than 50% in the target company.

The control premium observed in a given takeover bid may be impacted by a range of factors, including:

■	The specific value that may have been applicable to the acquirer at the time of the transaction;

■	The level of ownership already held by the acquirer in the target;

■	The level of speculation in the market about a transaction between the target and the acquirer;

■	The presence of competing bids for the target; and

■	The prevailing strength of the market and the economy more broadly at the time of the transaction.

To determine an appropriate control premium range to apply to Benitec, we have considered the following information:

■	Control premiums implied in merger and acquisition transactions of biotechnology companies operating in Australia, which indicate control premiums in the range of 27.86% to 58.96%;

■	Recent independent expert’s reports which apply control premiums in the range of 20% to 40%;

■	Various industry and academic research, which suggests that control premiums are typically within the range of 20% to 40%;

■	Various valuation textbooks; and

■	Industry practice.

43	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Appendix D:          Relative Valuation of Benitec’s Intellectual Property

This section sets out information in relation to companies that are broadly comparable to Benitec to enable a view to be formed on Benitec’s IP having regard to the relative valuation methodology. The information set out below includes a summary of the information that we have relied on and the assumptions that we have adopted.

This section is set as follows:

■	Section D. 1 sets out an overview of the methodology we adopted to identify comparable companies to Benitec;

■	Section D.2 sets out a description of the broadly comparable companies selected;

■	Section D.3 sets out an outline of product pipeline from broadly comparable companies to Benitec; and

■	Section D.4 provides a summary of several financial metrics of the broadly comparable companies and company specific factors which affects the IP value.

D.1	Overview of Methodology

The process that we have followed to identify broadly comparable companies for our relative valuation includes the following steps:

■	Identify public companies from the Pharmaceutical, Biotech & Life Sciences GICS industry sub-group using Capital IQ’s screening tool;

■	Shortlist the companies from the Capital IQ screening tool having regard to:

—	Nature of operations - we generally considered only those companies with preclinical trials that are developing gene silencing therapeutic treatments;

—	Size - we generally considered companies with market capital and revenue that is broadly similar to Benitec, that is indicative of early stage biotechnology companies with programs in early preclinical stages; and

—	Management’s view on the broadly comparable companies’ technology and their comparability to Benitec’s;

■	Calculate the implied value of the broadly comparable company’s IP by considering the difference between the market capitalisation and NTA. The rationale behind this methodology is that the market capitalisation takes into account the market’s value on the company including the company’s IP. NTA values for the broadly comparable companies often do not include the value of the IP. Differences between the market capitalisation and NTA can provide an indicative market value of the company’s IP; and

■	Extrapolate the value range of Benitec’s IP from the broadly comparable companies having regard to a number of company specific factors.

D.2	Description of Broadly Comparable Companies

From Capital IQ, we have screened and identified a range of companies that are comparable with Benitec. Of these companies, we have selected three companies which we consider to be most comparable to Benitec. These companies all operate within the gene silencing space and a summary of their operations are included in Table D.1 below.

44	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Table D.1: Summary of Operations of Broadly Comparable Companies

Company	Description of Operations

Arrowhead Pharmaceuticals, Inc. (NASDAQGS:ARWR)	Arrowhead Pharmaceuticals Inc. is a biopharmaceutical company that develops novel drugs which treat intractable diseases within the US. Utilising its proprietary Dynamic Polyconjucate platform, Arrowhead develops drugs based on RNA interference mechanism with aim of silencing disease-causing genes.

Silence Therapeutics pic (Aim:SLN)	Silence Therapeutics plc is an RNA technology company developing RNA therapeutics with its patented RNA interference (RNAi) platform, AtuRNAi. The technology is able to selectively silence or replace expressions of a disease-causing gene.

Dicerna Pharmaceuticals, Inc. (NASDAQGS:DRNA)	Dicerna Pharmaceuticals Inc. is a biopharmaceutical company developing its RNA interference technology platform focusing on treatments for liver diseases and cancer.
Source: Capital IQ

D.3	Description of the Product Pipeline of Broadly Comparable Companies

Table D.2 below sets out a summary of the product pipeline for each of the broadly comparable companies set out in Section D.2 above.

Table D.2 Product Pipeline of Broadly Comparable Companies

Company	Description of Operations

Arrowhead Pharmaceuticals, Inc.	1 x Phase 2 (Hep B)
( NASDAQGS:ARWR)	1 x Phase 1 (Hep B) 1 x Phase 2 (Liver Program) 3 x Preclinical (Oncology, Hematology and Cardiology)

Silence Therapeutics plc	1 x Phase Ib/lla (Oncology)
(Aim:SLN)	3 x Preclinical (Oncology)

Dicerna Pharmaceuticals, Inc.	1 x Phase 1 (Liver Program)
(NASDAQGS:DRNA)	1 x Research (Liver Program) 2 x Phase 1 (Oncology) 1 x Preclinical (Oncology) 2 x Research (Oncology

Source: Capital IQ

D.4	Financial Information of Broadly Comparable Companies

Table D.3 below sets out a summary of certain financial metrics of the broadly comparable companies listed in Table D.1.

45	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

Table D.3 Financial Information of Broadly Comparable Companies

Company	EV ($m)	Market Cap ($m)	NTA ($m)	Implied IP Value ($m)	Total Cash ($m)
Arrowhead Pharmaceuticals, Inc. (NASDAQGS:ARWR)	527.91	582.55	48.18	534.37	58.55
Silence Therapeutics plc (Aim: SLN)	65.89	146.75	89.16	57.59	84.94
Dicerna Pharmaceuticals, Inc. (NASDAQGS:DRNA)	68.93	159.20	87.21	71.99	39.18
Average (Excluding Arrowhead)	67.41	152.97	88.18	64.79	111.87
Source: Capital IQ, as at 17 October 2016 and BDO analysis Having regard to the table above we note the following:
■	Value implied for the IP of SLN and DRNA is $57.59 million and $71.99 million respectively, with an average of approximately $65 million;

■	NTA of SLN consists of mainly cash;

■	NTA of DRNA consists of approximately $39 million in cash, with the balance predominantly in held-to-maturity investments ($40 million as at 30 June 2016);

■	No IP value is included within the balance sheet of SLN or DRNA in the calculation of NTA;

■	We have excluded Arrowhead Pharmaceuticals, Inc. (Arrowhead) from the averages due to the following reasons:

—	Within Arrowhead’s project pipeline, there is a hepatitis B program that is currently in Phase 2. This is more progressed than any of Benitec’s current in-house programs; and

—	Arrowhead’s market capital of $582 million is significantly larger than Benitec’s market capital of $13.5 million

■	Difference arise in the value of IP for a range of company specific reasons, including:

—	Number and type of drug candidates within the company’s product pipeline;

—	Stages of development for the drug candidates;

—	Potential market sizes for each drug candidate;

—	Commercial agreements (e.g. in relation to royalties or milestone payments);

—	Probability of reaching commercialisation;

—	Costs to develop;

—	Levels of patent protection able to be accessed for different treatments; and

—	Levels of current and potential future competition.

46	28 October 2016 Independent Expert’s Report | Benitec Biopharma Limited

BENITEC BIOPHARMA

silencing genes for life®

ABN 64 068 943 662

**Lodge your vote:**

**By Mail:**

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For intermediary Online subscribers only
(custodians) www.intermediaryonline.com

**For all enquiries call:**

(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

# Proxy Form

**XX**

**For your vote to be effective it must be received by 10.00am (AEDT) on Monday, 12 December 2016**

## How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

### Appointment of Proxy

**Voting 100% of your holding:** Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

**Voting a portion of your holding:** Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

**Appointing a second proxy:** You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

**A proxy need not be a securityholder of the Company.**

## Signing Instructions

**Individual:** Where the holding is in one name, the securityholder must sign.

**Joint Holding:** Where the holding is in more than one name, all of the securityholders should sign.

**Power of Attorney:** If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

**Companies:** Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

## Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

***Turn over to complete the form →***

View the annual report or update your securityholding, 24 hours a day, 7 days a week:

**http://www.investorcentre.com**

- ☑ **Access the annual report**
- ☑ **Review your securityholding**
- ☑ **Update your securityholding**

***Your secure access information is:***

**SRN/HIN:**

**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

Samples/000001/000002/i12

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

# Proxy Form

Please mark ☒ to indicate your directions

## STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

**I/We being a member/s of Benitec Biopharma Limited hereby appoint**

☐ **the Chairman of the Meeting** **OR** ____________

**PLEASE NOTE:** Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Benitec Biopharma Limited to be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street, Sydney NSW 2000 on Wednesday, 14 December 2016 at 10:00am (AEDT) and at any adjournment or postponement of that Meeting.

**Chairman authorised to exercise undirected proxies on remuneration related resolutions**: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Item 1 (except where I/we have indicated a different voting intention below) even though Item 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

**Important Note:** If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Item 1, by marking the appropriate box in step 2 below.

## STEP 2 Items of Business

**PLEASE NOTE:** If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1 | Remuneration Report | ☐ | ☐ | ☐ |
| **Ordinary Business** | | | | |
| 2 | Re-election of Director – Dr John Chiplin | ☐ | ☐ | ☐ |
| 3 | Election of Director- Ms Megan Boston | ☐ | ☐ | ☐ |
| 4 | Approval of 10% Placement Capacity | ☐ | ☐ | ☐ |
| **Special Business** | | | | |
| 5 | Ratification Of Prior Issue Of Shares To Nant Capital, LLC | ☐ | ☐ | ☐ |
| 6 | Approval Of New Issue Of Shares To Nant Capital, LLC | ☐ | ☐ | ☐ |
| 7 | Election Of Director – Dr Jerel Banks | ☐ | ☐ | ☐ |
| 8 | Approval Of New Issue Of Shares To Sophisticated And Institutional Investors | ☐ | ☐ | ☐ |

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

## SIGN Signature of Securityholder(s) *This section must be completed.*

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

Contact Name ____________ Contact Daytime Telephone ____________ Date __ / __ / __

BLT 216360A

Computershare